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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9


                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               PLASMA-THERM, INC.
                            (NAME OF SUBJECT COMPANY)

                               PLASMA-THERM, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)


                 VOTING COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                    727900102
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 STACY L. WAGNER
           CHIEF FINANCIAL OFFICER, TREASURER AND CORPORATE SECRETARY
                               PLASMA-THERM, INC.
                             10050 16TH STREET NORTH
                          ST. PETERSBURG, FLORIDA 33716
                                 (727) 577-4999
           (NAME,ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
               RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE
                           PERSON(S) FILING STATEMENT)


                                 WITH COPIES TO:

                            MARTIN A. TRABER, ESQUIRE
                           MATTHEW J. FOSTER, ESQUIRE
                                 FOLEY & LARDNER
                             100 NORTH TAMPA STREET
                                   SUITE 2700
                              TAMPA, FLORIDA 33602
                                 (813) 229-2300
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ITEM 1.  SECURITY AND SUBJECT COMPANY.

         The name of the subject company is Plasma-Therm, Inc., a Florida corporation (the "Company" or "Plasma-Therm"), and the address of the principal executive offices of the Company is 10050 16th Street North, St. Petersburg, Florida 33716. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the voting common stock, par value $0.01 per share, of Plasma-Therm (the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

         This Statement relates to the tender Offer by Volcano Acquisition Corp. ("Purchaser"), a Florida corporation and a wholly-owned subsidiary of Oerlikon-Buhrle USA, Inc., a Delaware corporation ("Parent"), and an indirect wholly-owned subsidiary of Oerlikon-Buhrle Holding AG ("OBH") a Swiss corporation, to purchase all of the issued and outstanding Shares at a price of $12.50 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 27, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (together, constituting the "Offer").

         The Offer is being made in accordance with the Agreement and Plan of Merger, dated as of December 20, 1999 (the "Merger Agreement"), among the Company, Parent and Purchaser. The Merger Agreement provides that, as soon as practicable following the business day on which the last to be satisfied or waived of the conditions to the Merger (as defined below) set forth in the Merger Agreement is satisfied or waived, Purchaser will be merged with and into Plasma-Therm (the "Merger"). Following consummation of the Merger, Plasma-Therm will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly-owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit (c)(1) hereto and is incorporated herein by reference.

         As set forth in the Tender Offer Statement on Schedule 14D-1 of Purchaser enclosed herewith (the "Schedule 14D-1"), the principal executive offices of each of Parent and Purchaser are located at c/o Oerlikon-Buhrle Holding AG, Hofwiesenstrasse 135, CH-8021, Zurich, Switzerland.

ITEM 3.  IDENTITY AND BACKGROUND.

         (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

         (b) Except as set forth in or incorporated by reference in this Item 3(b), to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings and actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) the Purchaser, Parent or any of their respective executive officers, directors or any of their respective affiliates.

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Certain contracts, agreements, arrangements or understandings between the
Company and certain of its executive officers, directors and affiliates are described under the caption "Certain Transactions" of the Company's Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder (the "Information Statement"), which is attached hereto as Annex A. The Company has also (i) entered into a Termination, Noncompetition and Mutual Release Agreement with Mr. Ronald S. Deferrari, the Company's current President, and (ii) entered into amendments of certain employment agreements with certain named Executive Officers as described in this Item 3 under the subheading "Amendments to Employment Agreements and Severance Arrangements with Named Executive Officers;" provided, however, such amendments and agreements shall only become effective upon the Closing of the Offer.

                            THE TRANSACTION DOCUMENTS

         THE MERGER AGREEMENT

         The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which has been filed with the Commission as an exhibit to the Schedule 14D-1. The Merger Agreement may be examined, and copies thereof may be obtained, as set forth in
Section 8.

         The Offer. The Merger Agreement provides for the commencement of the Offer as soon as reasonably practicable, and in any event within five business days, after the first public announcement of the Merger Agreement. The obligations of Purchaser to consummate the Offer and accept for payment or pay for any Shares tendered pursuant to the Offer is subject only to the satisfaction of certain conditions, including the satisfaction of the condition requiring that by the Expiration Date (as defined in the Schedule 14D-1) a number of Shares which together with any Shares owned by Parent, Purchaser and the Parent Companies (as defined in the Merger Agreement), constitute more than 50% of the outstanding Shares (on a fully diluted basis) be tendered (the "Minimum Condition").

         The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement at the Effective Time (as defined in the Merger Agreement), the Merger will be consummated and the Company will become a wholly-owned subsidiary of Parent. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Purchaser or any other direct or indirect subsidiary of Parent or Shares that are owned by the Company or any of its subsidiaries and in each case not held on behalf of third parties or Shares owned by Dissenting Shareholders (as defined in the Merger Agreement)) will be canceled, extinguished and converted into the right to receive, without interest, an amount in cash equal to $12.50 per Share or such higher price per Share as shall have been paid in the Offer (the "Merger Consideration").

         The Merger Agreement requires the Company to take all necessary actions to cause (including plan amendments) prior to the Effective Time each outstanding option to purchase

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Shares which had not vested immediately prior to such time to become vested and fully exercisable. In addition, the Company is obligated to take all necessary actions to cause each then outstanding option granted under the Stock Plans to purchase Shares (a "Company Option"), whether vested or unvested, to be cancelled, with the holder thereof becoming entitled to receive an amount of cash equal the difference, if any, between $12.50 (or such higher price per Share as shall have been paid in the Offer) and the exercise price of such Option less any required withholding taxes.

         Representations and Warranties. The Merger Agreement contains representations and warranties by the Company regarding, among other things, its organization, its capitalization, its authority relative to the Merger Agreement, consents and approvals necessary for the consummation of the Offer and the Merger, the Opinion of CIBC World Markets Corp., the Company's filings and reports with and to the Securities and Exchange Commission (the "SEC"), the absence of certain changes in its business, the absence of litigation, certain employee matters, compliance with laws, inapplicability of takeover statutes, environmental matters, taxes, labor matters, intellectual property, brokers and finders, year 2000 compliance, title to its assets, insurance policies, material contracts, the vote required to approve the Merger Agreement and the transactions contemplated thereby, and the information to be included in the Offer documents. The Merger Agreement contains representations and warranties by each of Parent and Purchaser regarding, among other things, its organization, its authority relative to the Merger Agreement and the Offer, and consents and approvals necessary for the Offer and the Merger, compliance with laws, inapplicability of takeover statutes, the funds necessary to consummate the Offer and the Merger, and the information to be included in the Offer documents

         Conditions to the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions: (i) If required by the FBCA, the Merger, this Agreement and the plan of merger shall have been duly approved by holders of a majority of the outstanding Shares in accordance with applicable law and the articles of incorporation and bylaws of the Company, (ii) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated; (iii) no court or Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, law, ordinance, rule, regulation, judgment, decree, injunction or other order that is in effect and permanently enjoins or otherwise prohibits consummation of the Merger (collectively, an "Order"), and
(iv) Purchaser (or one of the Parent Companies) shall have purchased Shares in an amount equal to at least the Minimum Condition pursuant to the Offer.

         Conduct of Interim Operations. The Company has agreed that, prior to the Effective Time, (i) its operations and business shall be conducted in the ordinary and usual course and, to the extent consistent therewith, (ii) it shall use its best reasonable efforts to preserve its business organization intact and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, lessors, employees and business associates, maintain in effect all existing material qualifications, licenses, permits, approvals and other authorizations, comply with all applicable Laws, keep available the services of their officers and employees and maintain satisfactory relationships with those persons having business relationships with
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them; (iii) promptly upon the discovery thereof notify Parent of the existence of any breach of any representation or warranty contained in the Merger Agreement (or, in the case of any representation or warranty that makes no reference to Material Adverse Effect, any breach of such representation or warranty in any material respect) or the occurrence of any event that would cause any representation or warranty contained in the Merger Agreement no longer to be true and correct (or, in the case of any representation or warranty that makes no reference to Material Adverse Effect, to no longer be true and correct in any material respect). Without limiting the generality of the foregoing, except as otherwise set forth in Section 8.1(a) of the Company Disclosure Letter, the Company covenants and agrees that, from the date hereof and prior to the Effective Time (unless Parent shall otherwise approve in writing, which approval shall not be unreasonably withheld or delayed, and except as otherwise expressly contemplated by the Merger Agreement or by
Law):(i) it shall not (x) except to the extent required by law or the rules and regulations of NASDAQ, amend its articles of incorporation or bylaws; (y) split, combine or reclassify its outstanding shares of capital stock; (aa) declare, set aside or pay any dividend payable in cash, stock or property in respect of any capital stock or (bb) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock (other than options granted prior to the date hereof, in accordance with their respective terms as in effect on the date hereof or as contemplated by the Merger Agreement); (ii) it shall not (x) issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class or any voting debt or any other property or assets (other than shares issuable pursuant to options (whether or not vested) outstanding on the date hereof under the Company Stock Plan); (y) lease, license, guarantee, mortgage, pledge, or encumber any other property or assets which have an aggregate fair market value in excess of $10,000 or incur or modify any material indebtedness for borrowed money or guarantee any such indebtedness in an amount in excess of, in the aggregate, $10,000; (z) other than in the ordinary and usual course of business, transfer, sell or dispose of any other property or assets, which have an aggregate fair market value in excess of $10,000 or (aa) by any means, make any significant acquisition of, or investment in, assets or stock (whether by way of merger, consolidation, tender offer, share exchange or other activity) of any person in an amount in excess of, in the aggregate, $10,000; (iii) it shall not terminate, establish, adopt, enter into, make any new grants or awards under, amend or otherwise modify, any Compensation and Benefit Plans, or increase the salary, wage, bonus or other compensation of any employees except for grants or awards or increases under existing Compensation and Benefit Plans occurring in the ordinary and usual course of business (which shall include normal periodic performance reviews and related compensation and benefit increases), annual reestablishment of Compensation and Benefit Plans and the provision of individual compensation or benefit plans and agreements for newly hired non-key employees of the Company hired in the ordinary course of business consistent with past practices to replace employees leaving the Company or except for actions necessary to satisfy existing contractual obligations under Compensation and Benefit Plans or agreements existing as of the date hereof; (iv) it shall not enter into any transaction involving a merger, consolidation, reorganization, share exchange, or similar transaction involving, or any purchase of any assets or any securities of it; (v) it shall not settle or compromise any pending or threatened litigation, other than settlements which involve solely the payment of money (without

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admission of liability) not to exceed $100,000 in any one case; (vi) it shall not assume, guarantee or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person;
(vii) it shall not make or forgive any loans, advances or capital contributions to, or investments in, any other person in excess of $20,000 in any one case;
(viii) it shall not make any Tax election or settle any Tax liability; (ix) it shall not waive, amend or allow to lapse any term or condition of any confidentiality or "standstill" agreement to which the Company is a party, unless such lapse occurs in accordance with such agreements terms; (x) it shall not grant or amend any stock related or performance awards except as listed on a Schedule to the Merger Agreement; (xi) it shall not make any material changes in the type or amount of their insurance coverage or permit any insurance policy naming the Company or any Subsidiary as a beneficiary or a loss payee to be canceled or terminated other than in the ordinary course of business or except as otherwise provided in the Merger Agreement; (xii) it shall not make any capital expenditures in the aggregate for the Company in excess of the amounts specified in the Company's budget for capital expenditures, a true and complete copy of which was previously delivered to Parent, or otherwise acquire assets not in the ordinary course of business; (xiii) it shall not, except as may be required by law or generally acceptable accounting principles and with prior written notice to Parent, change any material accounting principles or practices used by the Company; (xiv) it shall not enter into any Contracts for Derivatives; (xv) it shall not waive, relinquish, release or terminate any right or claim, including any such right or claim under any material contract or permit any rights of material value to use any Intellectual Property to lapse or be forfeited, in each case, except in the ordinary course of business consistent with the past practice of the Company; (xvi) it shall not take any action to cause the Shares to be delisted from NASDAQ prior to the completion of the Offer or (if no Offer is made) the Merger; and (xvii) it will not authorize or enter into an agreement to do anything prohibited by the foregoing.

No Solicitation. Pursuant to the Merger Agreement, the Company has agreed that neither it nor any of its officers and directors shall, and that it shall direct and use its best reasonable efforts to cause its employees, agents and other representatives (including any investment banker, attorney or accountant retained by it) (collectively, "Representatives") not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to an Acquisition Proposal (as defined below). The Company also agreed that neither it nor any of its officers and directors shall, and that it shall direct and use its reasonable best efforts to cause its and its Subsidiaries' Representatives not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; provided, however, that nothing contained in the Merger Agreement shall prevent either the Company or any of its representatives or the Board of Directors of the Company from (A) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal or otherwise complying with the Exchange Act; (B) providing information in response to a request therefor by a Person who has made an unsolicited written Acquisition Proposal; (C) engaging in any negotiations or discussions with any Person who has made an unsolicited Acquisition Proposal or otherwise facilitating any effort or attempt to implement an Acquisition Proposal if (i) the Acquisition Proposal is a Superior Proposal (as defined below) and (ii) the Company's Board of Directors determines,

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upon advice from outside legal counsel to the Company, that the failure to engage in the negotiations or discussions or provide the information would result in a breach of the fiduciary duties of the Board of Directors of the Company under applicable law. The Company has agreed that any information furnished to any Person in connection with any Acquisition Proposal shall be provided pursuant to a confidentiality and standstill agreement on customary terms. Subject to all of the foregoing requirements, the Company will immediately notify Parent orally and in writing if any discussions or negotiations are sought to be initiated, any inquiry or proposal is made, or any information is requested by any Person with respect to any Acquisition Proposal or which could lead to a Acquisition Proposal and immediately notify Parent of all material terms of any Acquisition Proposal on a timely, ongoing basis of the status and content of any discussions or negotiations with any Person.

         In the event the Board of Directors of the Company has determined that a Acquisition Proposal constitutes a Superior Proposal, (i) the Company shall promptly notify the Parent and (ii) for a period of three business days after delivery of such notice, the Company and its representatives, if requested by Parent, shall negotiate in good faith with Parent to make such adjustments to the terms and conditions of this Agreement as would enable the Company to proceed with the transactions contemplated hereby on such adjusted terms. After such three business day period, the Board of Directors of the Company may then (and only then) withdraw or modify its approval or recommendation of the Merger and the Merger Agreement and recommend the Superior Proposal.

         The Company agrees not to release any Person from, or waive any provision of, any standstill agreement to which it is a party or any confidentiality agreement between it and another Person who has made, or who may reasonably be considered likely to make, a Acquisition Proposal, or who the Company or any of its Representatives have had discussions with regarding a proposed, potential or contemplated Company Acquisition Transaction unless the Company's Board of Directors shall conclude, in good faith, that such action will lead to a Superior Proposal and after considering applicable provisions of state law, and upon advice from outside legal counsel to the Company, with respect to whether such action is required for the Board of Directors to act in a manner consistent with its fiduciary duties under applicable law.

         For purposes of the Merger Agreement, "Acquisition Proposal" means, with respect to the Company, any inquiry, proposal or offer from any Person relating to any (A) direct or indirect acquisition or purchase of a business of the Company or any of its Subsidiaries, that constitutes 25% or more of the consolidated net revenues, net income or assets of the Company and its Subsidiaries, (B) direct or indirect acquisition or purchase of 25% or more of any class of equity securities of the Company or any of its Subsidiaries whose business constitutes 25% or more of the consolidated net revenues, net income or assets of the Company and its Subsidiaries, (C) tender offer or exchange offer that if consummated would result in any person beneficially owning 25% or more of the capital stock of the Company, or (D) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries whose business constitutes 25% or more of the consolidated net revenues, net income or assets of the Company and its Subsidiaries. Each of the transactions referred to in clauses (A)-(D) of the definition of

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Acquisition Proposal, other than any such transaction to which Parent or any of its Subsidiaries is a party, is referred to as a "Company Acquisition
Transaction"

         "Superior Proposal" means any bona fide written offer made by a Person to acquire, directly or indirectly, for consideration consisting of cash and/or securities, all of the Shares then outstanding or all or substantially all the assets of the Company (A) on terms that the Board of Directors of the Company determines in its good faith judgment (after consultation with a financial advisor of nationally recognized reputation and taking into account all the terms and conditions of the offer deemed relevant by such Board of Directors, including any break-up fees, expense reimbursement provisions, conditions to consummation, and the ability of the party making such proposal to obtain financing for such offer) are materially more favorable from a financial point of view to its stockholders than $12.50 per Share; and (B) that constitutes a transaction that, in such Board of Directors' judgment, is reasonably likely to be consummated on the terms set forth, taking into account all legal, financial, regulatory and other aspects of such proposal.

         Except as expressly permitted in the Merger Agreement, neither the Board of Directors of the Company nor any committee thereof may withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by the Board of the Merger Agreement or the Merger, or approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or Company Acquisition Transaction. The Company may take and disclose to its shareholders a position contemplated by Rule 14e-2 promulgated under the Exchange Act. The Company has agreed to immediately cease and cause to be terminated any existing discussions or negotiations with any parties conducted prior to the signing of the Merger Agreement with respect to any Acquisition Proposal.

         Indemnification. Parent has agreed that the Articles of Incorporation and Bylaws shall contain the provisions with respect to indemnification set forth in Article IV of the bylaws of the Company on the date of this Agreement and shall provide for indemnification to the fullest extent permitted by and in accordance with the FBCA, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time (or, in the case of matters known prior to the Effective Time which have not been resolved prior to the sixth anniversary of the Effective Time, until such matters are finally resolved) in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors or officers of the Company in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement). Following the Effective Time, Surviving Corporation shall indemnify and hold harmless, to the fullest extent permitted under applicable law (and Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable law, provided that the person to whom the expenses are advanced provides an undertaking to repay such advance if it is ultimately determined that such person is not entitled to indemnification), each present and former director, officer of the Company (collectively, the "Indemnified Parties") against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal,

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administrative or investigative, arising out of or pertaining to acts or omissions by them in their capacity as such existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement. The Surviving Corporation shall maintain the Company's existing officers' and directors' liability insurance ("D&O Insurance") until July 31, 2002 and shall agree to indemnify the directors and officers of Company to the fullest extent permitted by Florida law for acts or omissions by them in their capacity as such existing or occurring at or prior to the Effective Time, including the transactions contemplated by the Merger Agreement.

         Shareholder Meeting. The Merger Agreement provides that, if approval or action in respect of the Merger by the shareholders of the Company is required by applicable law, the Company, acting through the Board of Directors, shall (i) call as promptly as practicable following consummation of the Offer, a meeting of its shareholders (the "Shareholder Meeting") for the purpose of voting upon the Merger, (ii) hold the Shareholder Meeting as soon as practicable following the purchase of Shares pursuant to the Offer, and (iii) recommend to its shareholders the approval of the Merger. At the Shareholders Meeting, Parent and Offeror shall cause all Shares then owned by them to be voted in favor of approval and adoption of the Merger. The Merger Agreement provides that, notwithstanding the foregoing, if Parent, Offeror or any other subsidiary of Parent shall acquire at least 80% of the outstanding Shares, the parties thereto shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer without a shareholders meeting in accordance with Section 607.1104 of the Florida Law.

         TERMINATION.

         Termination by Mutual Consent. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, by mutual written consent of the Company, Merger Sub and Parent by action of their respective Boards of Directors.

         Termination by Either Parent or the Company. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Board of Directors of either Parent or the Company (i) if any governmental order restraining, enjoining or otherwise prohibiting consummation of the Offer and/or the Merger shall become final and non-appealable after the parties have used their respective reasonable best efforts to have such governmental order removed, repealed or overturned (whether before or after the approval by the shareholders of the Company) (ii) if the Offer shall have expired or terminated without any Shares being purchased therein, although this right to terminate is not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Merger Sub to purchase Shares in the Offer; or (iii) if the Effective Time shall not occur by June 30, 2000, unless the Effective Time shall not have occurred because of a material breach of the Merger Agreement by the party seeking to terminate the Merger Agreement.

         Termination by the Company. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, by action of the Board of Directors of the Company:

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         (i) at any time prior to the time Parent, Merger Sub or any of their affiliates shall purchase Shares pursuant to the Offer, upon three business days' prior notice to Parent if, as a result of a Superior Proposal, (A) the Board of Directors shall have concluded in good faith, after considering applicable provisions of state law and after consultation with outside counsel, that the failure to accept such Superior Proposal could reasonably be expected to constitute a breach of its fiduciary duties; (B) the Company shall have complied with all its obligations under the Merger Agreement; and (C) during the three business days prior to any such termination, the Company shall, and shall cause its respective financial and legal advisors to, in good faith, seek to negotiate with Parent to make such adjustment in the terms and conditions of the Merger Agreement as would enable the Company to proceed with the transactions contemplated herein; or

         (ii) if, prior to the purchase of Shares pursuant to the Offer, there has been a material breach or failure to perform by Parent or Merger Sub of any of their respective material covenants or agreements contained in the Merger Agreement, which breach or failure to perform is not curable, or if curable, has not been cured within five days after written notice of such breach or failure is given by the Company to the party committing such breach or failure, except, in any case, such breaches or failures which are not reasonably likely to materially and adversely affect Parents' or Merger Sub's ability to consummate the Offer or the Merger.

         Termination by Parent. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent:

         (i) if, due to an occurrence that, if occurring after the commencement of the Offer, would result in a failure to satisfy any of the conditions to the Offer, Parent, Merger Sub, or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; except that Parent may not terminate under this provision if Parent is in material breach of this Agreement; or

         (ii) if, prior to the purchase of Shares pursuant to the Offer, the Board of Directors of the Company shall have withdrawn, or modified or changed in a manner adverse to Parent or Merger Sub its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended a Superior Proposal or shall have resolved to do either of the foregoing; or

         (iii) if, prior to the purchase of Shares pursuant to the Offer, there has been a material breach or failure to perform by the Company of any of its material covenants or agreements contained in this Agreement, which breach or failure to perform is not curable, or if curable, has not been cured within five days after written notice of such breach or failure is given by Parent to the Company.

         Effect of Termination and Abandonment. In the event of termination of the Merger Agreement and the abandonment of the Merger, written notice must be given to the other party or parties specifying the provision thereof pursuant to which such termination was made; and the Agreement shall become void and of no effect with no liability on the part of any party

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thereto (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives) except as provided in 10.5(b); provided, however, (i) no such termination shall relieve any party of any liability or damages resulting from any fraud or willful breach of the Merger Agreement and (ii) notwithstanding (i) above, in the event the Merger Agreement is terminated by Parent because of a willful breach of a representation or warranty of the Company then the Parent may recover a reimbursement of its out-of-pocket expenses not to exceed $1,500,000, with such recovery not to limit the rights of Parent set forth in the following paragraph.

         Termination Fees. In the event that (I) (a) an Acquisition Proposal shall have been made to the Company or any third party shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company and thereafter the Merger Agreement is terminated by the Company or Parent under certain circumstances and (b) the Person making the Acquisition Proposal which was outstanding at the time of the termination (the "Acquiring Party") has entered into an agreement with the Company to consummate such Acquisition Proposal within nine months of such termination, and such Acquisition Proposal is consummated, or (II) any Person within nine months of termination of the Merger Agreement has acquired, by purchase, merger, consolidation, sale, assignment, lease, transfer or otherwise, in one transaction or any related series of transactions a majority of the voting power of the outstanding securities of the Company or all or substantially all of the assets of the Company, then, in the event the circumstances described in (I) or (II) has occurred then the Company shall promptly, pay Parent a termination fee of $6,000,000 in same day funds to an account previously designated by Parent to the Company in writing; provided, however, that in the event the Company has already reimbursed the out-of-pocket expenses of Parent pursuant to the last sentence of the preceding paragraph, then, in such event, the termination fee payable pursuant to this sentence shall be $6,000,000 less the amount of such reimbursement. The Company's payment of this termination fee is the sole and exclusive remedy of Parent and Merger Sub against the Company and its respective directors, officers, employees, agent, advisors or other representatives in the event the Merger Agreement is terminated and the termination fee is payable.

         Certain Employee Matters. Except for the Company's Stock Option Plan, Parent agreed that, during the period commencing at the Effective Time and ending on the first anniversary thereof, the employees of the Company will continue to be provided with benefits under employee benefit plans that are no less favorable in the aggregate than the Plans currently provided by the Company to such employees. Following the Effective Time, Parent shall cause service by employees of the Company (and any predecessor entities) to be taken into account for all purposes (including, without limitation, eligibility to participate, eligibility to commence benefits, vesting, benefit accrual and severance) under any benefit plans of Parent (including the Surviving Corporation). From and after the Effective Time, Parent shall (i) cause to be waived any pre-existing condition limitations under benefit plans of Parent in which employees of the Company participate and (ii) cause to be credited to any deductible or out of pocket expense of Parent's plans any deductibles and out-of-pocket expenses incurred by such employees and their beneficiaries and dependents during the portion of the calendar year prior to participation in the benefit plans provided by Parent and its Subsidiaries. Parent shall, and shall cause the Surviving Corporation to, honor all employee benefit obligations to current and former employees under the Compensation and Benefit Plans and all employee severance plans and all employment or severance agreements entered into by the Company or adopted by the Board of Directors of the Company prior to the date of the Merger Agreement.

         Amendment. Subject to the provisions of applicable law, at any time prior to the Effective Time, the parties to the Merger Agreement may modify or amend the Merger Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties; provided, that in the case of the Company any such waiver must be approved by a majority of the directors who are not affiliated with Parent.

         Timing. The exact timing and details of the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by Offeror pursuant to the Offer. Although Parent has agreed to cause the Merger to be consummated on the terms contained in the Merger Agreement, there can be no assurance as to the timing of the Merger.

         The foregoing description of the terms and provisions of the Merger Agreement is qualified in its entirety by reference to the text of the Merger Agreement, which is filed as Exhibit (c)(1) to this Statement and is available for inspection and copying at the principal office of the SEC or may be viewed and printed from the SEC web site at http://www.sec.gov.

         TENDER AND VOTING AGREEMENTS

       Concurrently with the execution and delivery of the Merger Agreement, each of the directors and executive officers of the Company who hold at least 1% of the outstanding Shares on a fully diluted basis, have entered into the Tender and Voting Agreement with Purchaser and Parent. Pursuant to the Tender and Voting Agreement, such directors and officers (the "T&V Shareholders") have agreed, among other things, to tender promptly the Shares held by them pursuant to the Offer, and not to withdraw any such Shares, and to various other provisions described below.

       Transfer of the Shares. The Tender and Voting Agreement provides that during its term, except as otherwise expressly provided therein, each T&V Shareholder agrees that such T&V Shareholder will not (a) tender into any tender or exchange offer or otherwise sell, transfer, pledge, assign, hypothecate or otherwise dispose of, or encumber with any lien, any of the Shares, except for transfers by operation of Law; provided that any such transferee shall be bound by the terms of the Tender and Voting Agreement, (b) acquire any Shares (otherwise than in connection with a transaction in connection with adjustments or by exercising any of options held by such T&V Shareholder), (c) deposit the Shares into a voting trust, enter into a voting agreement or arrangement with respect to the Shares or grant any proxy or power of attorney with respect to the Shares, (d) enter into any contract, option or other arrangement (including any profit sharing arrangement) or undertaking with respect to the direct or indirect acquisition or sale, transfer, pledge, assignment, hypothecation or other disposition of any interest in or the voting of any Shares or any other securities of the Company, (e) exercise any rights (including, without limitation, under Section 607.1302 of Florida Law) to demand appraisal of any Shares which may arise with respect to the Merger, or (f) take any other action that would in any way restrict, limit or interfere with the performance of such T&V Shareholder's obligations under such Agreement or the transactions contemplated thereby or which would otherwise diminish the benefits of the Tender and Voting Agreement to Parent or Offeror.

       Tender of Shares. The Tender and Voting Agreement provides that each T&V Shareholder agrees that such T&V Shareholder will validly tender (or cause the record owner of such shares to validly tender) and sell (and not withdraw) pursuant to and in accordance with the terms of the Offer not later than the fifth business day after commencement of the Offer (or the earlier of the expiration date of the Offer and the fifth business day after such Shares are acquired by such T&V Shareholder), or, if the T&V Shareholder has not received the Offer documents by such time, within two business days following receipt of such documents, all of the then outstanding Shares beneficially owned by such T&V Shareholder (including the Shares outstanding as of the date of the Merger Agreement and shares issued following the exercise (if any) of the T&V Shareholder's Options.

       Representations and Warranties. Under the Tender and Voting Agreement, the T&V Shareholders made customary representations and warranties to Parent and Offeror, including with respect to their authority to enter into and perform their obligations under the Tender and Voting Agreement, the due execution and delivery by the T&V Shareholders of the Tender and Voting Agreement and their good title to all of the Shares, free and clear of all encumbrances.

       Each of Parent and Purchaser has also made customary representations and warranties under the Tender and Voting Agreements, including with respect to Parent's and Purchaser's authority to enter into and perform its obligations under the Tender and Voting Agreement, and the due execution and delivery by Parent and Purchaser of the Tender and Voting Agreement.

       Termination. The Tender and Voting Agreement will terminate upon the earliest of: (i) as to any T&V Shareholder upon the purchase of all the Shares beneficially owned by such Shareholder pursuant to the Offer in accordance with the Tender and Voting Agreement, (ii) the Effective Time; or (iii) termination of the Merger Agreement in accordance with its terms.

       The foregoing is a summary of certain provisions of the Tender and Voting Agreement, copies of which have been filed as exhibits to the Schedule 14D-1 and which are available in the manner set forth in Section 8. Such summary is qualified in its entirety by reference to the text of such agreement.

         AMENDMENTS TO EMPLOYMENT AGREEMENTS AND SEVERANCE ARRANGEMENTS WITH NAMED EXECUTIVE OFFICERS

         In connection with the Offer, the Purchaser requested that the Company enter into Employment Agreement Amendments with Mr. Edmond A. Richards and Ms. Stacy L. Wagner. The Employment Agreement Amendments shall only become effective upon the Closing of the Offer. The amendments are substantially similar in that each Employment Agreement Amendment extends the term of each Employment Agreement for a period of three

(3) years following the Closing of the Offer. The Employment Agreement Amendments also extended the non-compete period such that each of the named Executive Officers will be prohibited from competing with Plasma-Therm for a period of two (2) years following the termination of the Employment Agreements, regardless of the reason for such termination.

         The Company and Mr. Ronald S. Deferrari, the current President of the Company have entered into a Termination, Settlement and Mutual Release Agreement (the "Departure Agreement"). The Departure Agreement will only become effective and Mr. Deferrari will leave the Company's employment and give up his rights under his existing employment agreement upon the Closing of the Offer. Pursuant to the Departure Agreement, Mr. Deferrari will be paid the sum of One Million Dollars ($1,000,000) payable in one lump sum due one day after Closing of the Offer. Additionally, the term of Mr. Deferrari's non-compete provision will be extended to cover the two (2) year period following the Closing of the Offer.

         CONFIDENTIALITY AGREEMENT

         On September 1, 1999, prior to receiving confidential information relating to the Company, an Affiliate (as that term is defined in the Confidentiality agreement) of Parent and the Company entered into a confidentiality agreement (the "Confidentiality Agreement"). Pursuant to the Confidentiality Agreement, the Affiliate of Parent agreed that it would treat certain information furnished to it by the Company as confidential. The Confidentiality Agreement also included a Standstill Agreement pursuant to which the parties agreed that, for a period of six months following the date of the Agreement, each of the parties and its affiliates (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act), will not (and will not assist or encourage others to) directly or indirectly, without the written consent of the other party: (a) acquire or agree, offer, seek or propose to acquire, or cause to be acquired, ownership (including but not limited to, beneficial ownership as defined in Rule 13d-3 under the Exchange
Act) of any of the other party's assets or businesses or any securities issued by the other party, or any bank debt, claims or other obligations of the other party, or any rights or options to acquire such ownership, directly or from a third party, or (b) seek or propose to influence or control the management or policies of the other party or to obtain representation on the other's board of directors, or solicit, participate in the solicitation of, any proxies or consents with respect to any securities of the other, or make any public announcement with respect to any of the foregoing or request permission to do any of the foregoing, (c), enter into any discussions, negotiations, arrangements or understandings with any third party with respect to the foregoing; or (d) seek or request permission or participate in any effort to do any of the foregoing or make or seek permission to make any public announcement with respect to any of the foregoing.

         A copy of the Confidentiality Agreement is attached hereto as Exhibit
(c)(5) and is incorporated herein by reference and the foregoing description is qualified in its entirety by reference to the Confidentiality Agreement.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         (a) Recommendation of the Board of Directors; Background of the Transaction

         RECOMMENDATION OF THE BOARD OF DIRECTORS

         The Company Board, at a meeting held on December 20, 1999, determined unanimously that the Offer and the Merger are fair to, and in the best interests of, the Company and its shareholders and recommends that shareholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer. A letter to the shareholders of the Company communicating the recommendation of the Company Board is attached hereto as Exhibit (a)(2) and is incorporated herein by reference.

         BACKGROUND OF THE TRANSACTION

         On or about September 28, 1998, Ronald S. DeFerrari, the Company's current President, was requested by the Board of Directors of the Company (the "Company Board") to make a presentation on the strategic direction of the Company, proposed partnerships and/or strategic alliances. The discussions were centered around an acquisition strategy, with the goal of the Company to become a one stop shop, capable of supplying a complete set of plasma based technology, processes and platforms to all of its customers in its specific target markets. Management and the Company Board believed that it would be in the best interest of the Company to retain a financial advisor, and subsequently retained CIBC World Markets Corp. ("CIBC World Markets"), to assist the Company in its exploration of expansion strategies and evaluation of potential acquisitions and strategic partnerships.

         During late 1998 and early 1999, the Company held preliminary discussions with three companies for the purpose of investigating a merger transaction whereby the Company would remain as the surviving entity. During the first half of 1999, the Company suspended these discussions as a result of the downturn in the semiconductor industry, echoed by the downturn in the Company's markets served.

         On or about August 1999, the President and management of the Company revisited the possibility of a business combination for the Company. The Company had received inquiries from companies indicating interest in a strategic transaction with the Company in which the surviving corporation would not be the Company. As a result of these inquiries, management requested that CIBC World Markets assist the Company in establishing a process to solicit third party indications of interest in a possible transaction with the Company. On September 23, 1999, guidelines for submitting proposals were distributed to potential parties, which set a deadline for submission of such proposals of September 27, 1999. Prior to requesting indications of interest, the Company entered into confidentiality agreements with each party involved to permit the exchange of confidential information between the parties for the purpose of evaluating the merits of a potential transaction.

         During a meeting of the Company Board held on September 15, 1999, Ronald S. DeFerrari reviewed the Company's activities with respect to investigating a possible business combination. The Company Board discussed at length the possibilities for maximizing long and short-term value for the Company's shareholders, and decided to proceed with the process of soliciting third party indications of interest and investigating a possible business combination.

         By September 27, 1999, two companies submitted indications of interest. A third indication of interest was received on October 4, 1999 from OBH which previously had requested and received from the Company an extension of the September 27, 1999 deadline until October 4, 1999.

         On October 5, 1999, the Company Board met with the Company's senior management and legal and financial advisors and discussed the indications of interest received. Company "A" proposed a fixed purchase price, payable in Company "A" shares. Company "B" proposed a fixed range of purchase prices payable in Company "B" shares. OBH proposed a cash transaction for between $65 million and $80 million. After review and discussion, the Company Board directed CIBC World Markets to inform OBH that it would have to increase its interest level in order to continue to participate in the process. The Company Board also directed its advisors to request that Company "A" and Company "B" revise their proposals and increase their proposed prices. Furthermore, the financial advisors were directed to request that Company "A" and Company "B" resubmit their proposals to include an exchange ratio, subject to collars.

         On October 8, 1999, Company "A" and Company "B" resubmitted their proposals. In addition, both Company "A" and Company "B" converted their proposals from a fixed price to an exchange ratio subject to collars.

         During the two-week period beginning October 18, 1999, Company "A" and Company "B" were permitted to conduct a due diligence investigation of the Company. During the same period, the Company also conducted due diligence on Company "A" and Company "B." The Company's President, COO, and one member of the Company's Board conducted strategic due diligence, focusing on the synergies of the combination of the two companies and sales and marketing strategies, whereas the Company's CFO and accounting advisors conducted financial and tax due diligence.

         On October 25, 1999, the Company's legal counsel forwarded a draft form of merger agreement to both Company "A" and Company "B." On November 4, 1999, both companies made general, but not specific, comments on the form of merger agreement.

         On November 3, 1999, Company "B" increased and changed its bid to a fixed exchange ratio with a downside collar protection for the Company. On November 4, 1999, Company "A" also increased its bid, keeping the form of its bid with an exchange ratio with collars.

On November 5, 1999, representatives of OBH and officers of Company met in St. Petersburg.

         On November 8, 1999, the Company Board met with the Company's senior management, accountants and legal and financial advisors to review Company "A's" and

Company "B's" revised proposals and general comments to the Company's form of merger agreement. At the meeting, CIBC World Markets reviewed with the Company Board in detail the terms of the resubmitted proposals of Company "A" and Company "B." The Company's President, COO, CFO and accounting firm reviewed with the Company Board the results of their due diligence activities.

         Also, on November 8, 1999, OBH resubmitted its bid, increasing its cash offer for 100% of the outstanding shares of the Company to $120 million (or approximately $10.00 per Share). In addition, the proposal included an alternative structure which would result in a merger involving certain U.S. operations of OBH in exchange for a combination of cash and stock in the surviving entity. After lengthy discussions regarding each offer, the Company Board concluded that in order to continue to participate in the process, OBH would have to further increase its cash offer and clarify certain elements of the alternative structure reflected in its revised proposal. The Company Board instructed CIBC World Markets to inform OBH of its decision. After review of the general comments made by Company "A" and Company "B" to the Company's form of merger agreement, the Company Board also determined that insufficient information had been provided to select a proposal and directed CIBC World Markets to inform Company "A" and Company "B" to provide detailed mark-ups of the Company's form of merger agreement. In addition, the Company Board instructed CIBC World Market to request that Company "A" resubmit its proposal to reflect a fixed exchange ratio without collars.

         Between November 8 and November 18, the Company received detailed mark-ups to the Company's form of merger agreement from Company "A" and Company "B."

         On November 16, 1999, Company "A" resubmitted its proposal with a fixed exchange ratio without collars.

         On November 17, 1999, executive management of OBH and the Chairman and one additional member of OBH's board met with the Company at the Company's offices to further discuss a proposed transaction with the Company. Presentations were given by both OBH and the Company.

         On November 18 , 1999, the Company Board met with the Company's senior management and legal and financial advisors to review the current status of negotiations. At the meeting, the Company Board reviewed with CIBC World Markets and management the revised terms of the proposals submitted by Company "A" and Company "B." Management recommended that the Company Board proceed with negotiations with Company "B" in light of, among other things, the increased value of Company "B's" offer as a result of increases in the per share market price of Company "B's" stock (Company "A's" stock had increased, but at a much lower rate), the relative size of each company, and the synergies associated with the lines of business of each company. After lengthy discussion and careful review of management's recommendation, the Company Board directed management to proceed with the negotiations of a proposed transaction with Company "B" and to inform Company "A" of its decision.

         On November 18, 1999, as instructed by the Company Board, CIBC World Markets and the Company's President informed Company "A" of the Company's decision to move forward with another party.

         On November 19, 1999, the Company received a verbal indication from OBH that it would be willing to increase its cash offer and, on November 22, 1999, received a written offer from OBH of $11.25 per Share in cash. The Company Board directed CIBC World Markets to inform OBH that its offer was still too low and that the Company Board had decided to move forward with another party.

         On November 24, 1999, the Company received a letter from Company "B's" CEO suggesting that it would be difficult for either company to be in a position to execute a definitive agreement by December 2, 1999 and requesting that Company "B" and the Company continue their negotiations. Negotiations with Company "B" on the proposed merger agreement continued.

         On November 30, 1999, OBH sent a letter to the Company stating that it was prepared to increase its proposed cash offer to $12.50 a Share.

         On December 2, 1999, the Company Board met with the Company's senior management and legal and financial advisors to review the current status of negotiations with Company "B" and to review OBH's increased cash offer. At this meeting, the Company Board reviewed with CIBC World Markets a comparison of the proposals of Company "B" and Parent in light of the letter received from OBH.

         The Company's legal advisors then updated the Company Board as to the status of the Company's merger agreement negotiations with Company "B." They informed the Company Board that there remained several significant outstanding business issues with respect to, among other things, termination fees, pooling, materiality qualifiers, and the operations of the surviving corporation after the merger. In addition, the CFO informed the Company Board that Company "B" was still in the process of completing due diligence, and that there were open issues related to their due diligence.

         The CFO then presented to the Company Board the increased cash offer from OBH. The CFO also informed the Company Board that OBH had requested an extension until December 16, 1999 to complete any remaining due diligence and to negotiate a definitive agreement. After lengthy discussion, the Company Board concluded that a definitive agreement with Company "B" could not be reached quickly given the open issues. As a result, the Company Board determined to grant OBH an extension until December 16, 1999, contingent upon receiving written confirmation that OBH's board of directors had approved Parent's revised cash offer, and to conduct parallel negotiations with OBH and Company "B."

         Upon the conclusion of the Company Board meeting on December 2, 1999, the Company's CEO and Chairman and President informed OBH of its intention to proceed with parallel negotiations with OBH and another party.

         On or about December 2, 1999, the Company's CEO informed the CEO of Company "B" that the Company Board could not approve a definitive agreement with Company "B" as a result of the various open issues. In addition, he informed the CEO that the Company had received an unsolicited increased offer from another party, which the Company Board had directed management to pursue until December 16, 1999. The CEO of Company "B" agreed to continue to negotiate the outstanding issues in the proposed merger agreement with the Company until December 17, 1999, but indicated that if a definitive agreement were not executed by that time, Company "B" would rescind its offer. The CEO followed up this conversation in a letter addressed to the Company's CEO dated December 10, 1999.

         On December 4, 1999, the Company received written confirmation that OBH's board of directors had confirmed OBH's increased cash offer. The letter also stated that OBH's board of directors would meet on December 20, 1999 for final approval of the transaction.

         For the following two weeks, negotiation of a definitive agreement was ongoing with both Company "B" and OBH. On December 15, 1999, the CEO and CFO of the Company had a conference call with Company "B," at which time all remaining open issues related to the proposed merger agreement were resolved with the exception of pooling issues.

         During the same two-week period, the Company's management received an unsolicited letter from Company "D" indicating that it was aware that the Company was in the process of considering certain proposals regarding a potential business combination. Company "D" was not originally invited to submit an indication of interest because it was privately held at the time and, in the Company's view, did not compare favorably from a financial standpoint with other potential partners. However, because Company "D" recently had become a publicly traded company, the Company's management immediately contacted the Company Board and its legal and financial advisors to discuss the letter. After consideration of a financial comparison to Company "B" and OBH, the Company Board decided that it would materially jeopardize the potential transactions with Company "B" and OBH if the Company were to commence negotiations with Company "D" at that late date.

         On December 17, 1999, the Company Board met with the Company's senior management and legal and financial advisors to review the status of negotiations with Company "B" and OBH, which negotiations had been substantially completed. The Company's legal counsel reviewed for the Company Board the major points in each definitive agreement, noting (i) that the transaction with Company "B" was subject to approval by its shareholders and that there was no guarantee that such approval would be obtained and (ii) that the poolability of a transaction with Company "B" was still open. The Company Board withheld its decision to select a partner until December 20, 1999 for a number of reasons, including in order to allow the Company Board time to read in detail both agreements over the weekend. After the Company Board meeting, the CFO contacted the CFO of Company "B" to inquire about the pooling issue and was informed that the pooling issue had still not been resolved.

         Also on December 17, 1999, following the Company Board meeting, the CEO informed the CEO of Company "B" that the Company's decision had been delayed until

December 20, 1999. The CEO of Company "B" agreed to extend the deadline for its offer until December 20, 1999.

         On December 20, 1999, the Company Board met with the Company's senior management and legal and financial advisors to review the status of negotiations with Company "B" and OBH. Management informed the Company Board that the pooling issues with Company "B" were still not resolved. The Company Board also was informed that the board of directors of OBH had approved and authorized the execution and delivery of the proposed merger agreement. At this meeting, CIBC World Markets reviewed with the Company Board its financial analysis of Parent's offer and delivered its opinion as to the fairness, from a financial point of view, of the $12.50 per Share cash consideration to be received by the holders of Shares (other than Parent and its affiliates) pursuant to the Merger Agreement. After full review and discussion, the Company Board authorized the execution and delivery of the Merger Agreement with Parent.

         On December 20, 1999, the Merger Agreement was executed and OBH and the Company publicly announced the Offer and Merger.

         (b) Reasons for the Recommendation

         In reaching the recommendation referred to in Item 4(a), the Company Board took into account numerous factors, including but not limited to the following:

                  1. The familiarity of the Company Board with the financial condition, results of operations, competitive position, business and prospects of the Company, as reflected in the Company's historical and projected financial information, current economic and market conditions and the nature of the industry in which it operates.

                  2. The Company's prospects if it were to remain independent, including the risks of competing against companies which have far greater resources, distribution capacity, product offerings and market reach than the Company.

                  3. The historical market prices of, and recent trading activity in, the Shares, particularly the fact that the Offer and the Merger will enable the shareholders of the Company to realize a premium of approximately 33% over the closing price of the Shares on the last trading day prior to the public announcement of the Merger Agreement on December 20, 1999 and a premium of approximately 56% to the closing price of the Shares thirty (30) days preceding the date of the Merger Agreement.

                  4. The fact that the Offer and the Merger provides for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration.

                  5. The opinion of CIBC World Markets dated December 20, 1999 to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $12.50 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates) was fair, from a financial point of view, to such holders. The full text of the written opinion dated December 20, 1999 of

         CIBC World Markets, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Exhibit (a)(1) and is incorporated herein by reference. The opinion of CIBC World Markets is directed only to the fairness, from a financial point of view, of the $12.50 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer. HOLDERS OF SHARES ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY.

                  6. The financial and other terms and conditions of the Offer, the Merger and the Merger Agreement including, the terms and conditions of the Merger Agreement, including (i) the provision permitting the Company Board to amend or withdraw its recommendation made above, if it determines that it is consistent with its fiduciary duties to do so,
         (ii) the provision permitting the Company Board to terminate the Merger Agreement consistent with such fiduciary duties and the terms of the Merger Agreement, (iii) the provision which, while prohibiting the Company and its officers, directors and agents from directly or indirectly initiating, soliciting, encouraging or otherwise facilitating any Acquisition Proposal, permits the Company and its officers, directors and agents, to the extent that the Company Board had determined that it would be a breach of its fiduciary duties to not do so, to engage in negotiations or discussions concerning, or provide any information, to any person relating to an Acquisition Proposal, and
         (iv) the amount of the Termination Fee and the circumstances under which it would become payable.

                  7. The fact that the obligations of Parent and Purchaser to consummate the Offer and the Merger pursuant to the terms of the Merger Agreement are not conditioned upon obtaining financing and that Parent and Purchaser have represented in the Merger Agreement that they will have the funds necessary to consummate the Offer and the Merger.

                  8. The fact that the conditions to the stock merger proposed by Company "B" (including the pooling condition and the condition requiring approval by Company "B's" shareholders) made it a more difficult transaction to consummate.

         The Company Board did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Company Board viewed their position and recommendation as being based on the totality of the information presented to and considered by it.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The Company retained CIBC World Markets to act as its exclusive financial advisor in connection with the Offer and the Merger. Pursuant to the terms of its engagement, the Company has agreed to pay CIBC World Markets for its services upon completion of the Offer and the Merger an aggregate fee of approximately $1.7 million. The Company also has agreed to reimburse CIBC World Markets for its reasonable out-of-pocket expenses, including reasonable fees and disbursements of legal counsel, and to indemnify CIBC World Markets and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement. In the ordinary course of business, CIBC World Markets and its affiliates may actively trade securities of the Company and affiliates of Parent for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

         Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

         (a) On November 22, 1999, Mr. Gianoplus purchased 5,000 Shares at a price of $3.60 per Share and 5,000 Shares at a price of $3.75 per Share pursuant to previously granted options to purchase Shares. Except as set forth in this
Item 6, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

         (b) To the best of the Company's knowledge, except for Shares the sale of which may trigger liability for the holder(s) under Section 16(b) of the Exchange Act each executive officer, director and affiliate of the Company currently intends to tender all Shares to the Purchaser over which he or she has sole dispositive power as of the expiration date of the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

         (a) Except as set forth in this Schedule 14D-9 and the Merger Agreement, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company; (ii) a purchase, sale, or transfer of a material amount of assets by the Company; (iii) a tender Offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.
         (b) Except as set forth in this Schedule 14D-9 and the Merger Agreement, there are no transactions, resolutions of the Company Board, agreements in principle, or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         CERTAIN RELATIONSHIPS

         Mr. Richard T. Heglin was the former President of Leybold Semiconductor Vacuum Systems, a Division of Leybold Vakuum GMBH of Cologne, Germany until April 1999. During calendar year 1998, Mr. Heglin was also President of Balzers and Leybold Taiwan, located in Hsinchu, R.O.C., and has been with the company for more than five years. Each of the foregoing entities is affiliated with Parent and Purchaser.

         ANTITRUST

         Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer is subject to such requirements.

         Pursuant to the requirements of the HSR Act, Parent and the Company intend to file the required Notification and Report Forms (the "Forms") with the Antitrust Division and the FTC as soon as reasonably practicable. The statutory waiting period applicable to the purchase of Shares pursuant to the Offer is to expire at 11:59 PM., New York City time, on the fifteenth day after Parent has filed its Form. However, prior to such date, the Antitrust Division or the FTC may extend the waiting periods by requesting additional information or documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 PM., New York City time on the tenth day after substantial compliance by the Parent with such request. Thereafter, such waiting periods can be extended only by court order. A request is expected to be made pursuant to the HSR Act for early termination of the applicable waiting period. There can be no assurance, however, that the waiting period will be terminated early.

         The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions. At any time before or after the consummation of any such transaction, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Purchaser or the company. Private parties may also bear legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

         EXON-FLORIO AMENDMENT

         The Exon-Florio amendment to Section 721 of the Defense Production Act of 1950 ("Exon-Florio Amendment") applies to all acquisitions proposed or pending on or after August 23, 1988, by or with foreign persons which could result in foreign control of persons engaged in interstate commerce in the United States. The Exon-Florio Amendment empowers the President of the United States to prohibit or suspend mergers, acquisitions or takeovers by or with foreign persons if the President finds, after investigation, credible evidence that the foreign person might take action that threatens to impair the national security of the United States and that other provisions of existing law do not provide adequate and appropriate authority to protect the national security.

         The President has designated the Committee on Foreign Investment in the United States ("CFIUS") as the agency authorized under the Exon-Florio Amendment to receive notices and other information and to conduct a review process which consists of a determination whether an investigation should be undertaken and making any such investigation. Any determination by CFIUS that an investigation is called for must be made within thirty days after its acceptance of written notification concerning a proposed transaction. In the event that CFIUS determines to undertake an investigation, such investigation must be completed within forty-five days after such determination. Upon completion or termination of any such investigation, CFIUS must report to the President and present its recommendation. The President then has fifteen days in which to suspend or prohibit the proposed transaction or to seek other appropriate relief. In order for the President to exercise his authority to suspend or prohibit a proposed transaction, the President must make two findings: (i) that there is credible evidence that leads the President to believe that the foreign interest exercising control might take action that threatens to impair national security, and (ii) that provisions of law other than the Exon-Florio Amendment and the International Emergency Economic Powers Act do not in the President's judgment provide adequate and appropriate authority for the President to protect the national security in connection with the acquisition. Such findings are not subject to judicial review. If the President makes such findings, he may take action for such time as he considers appropriate to suspend or prohibit the relevant acquisition. The President may direct the Attorney General to seek appropriate relief, including divestment relief, in the District Courts of the United States in order to implement and enforce the Exon-Florio Amendment. The Exon-Florio Amendment does not obligate the parties to a proposed acquisition to notify CFIUS of a proposed transaction. However, if notice of a proposed acquisition is not submitted to CFIUS, then the transaction remains indefinitely subject to review by the President under the Exon-Florio Amendment, unless it is determined that CFIUS does not have jurisdiction over the transaction.

         The Purchaser and the Company will make a filing under the Exon-Florio Amendment. There can be no assurance that CFIUS will not determine to conduct an investigation of the proposed acquisition of the Company and, if an investigation is commenced, there can be no assurance regarding the outcome of such investigation. If the results of such investigation are adverse to the Purchaser, the Purchaser is not obligated to accept for payment or pay for any Shares tendered pursuant to the Offer.

         STATE TAKEOVER LAWS

         The Company is incorporated under the laws of the State of Florida. The Florida Business Corporation Act (the "FBCA") contains certain provisions relating to "affiliated transactions" which regulate, among other things, certain business combinations, including mergers and consolidations, involving a Florida corporation with any person who is the beneficial owner of more than 10 percent of the outstanding voting Shares of such corporation (an "Interested Shareholder"). Under Section 607.0901 of the FBCA (the 'Affiliated Transactions Statute"), with certain exceptions, a corporation incorporated under the laws of Florida shall not engage in such a transaction with an Interested Shareholder unless the transaction is approved by the holders of two-thirds of the voting Shares other than the Shares owned by the Interested Shareholder. Such exceptions include transactions approved by a majority of the corporation's directors who are not affiliated or associated with the Interested Shareholder. At a meeting held on December 20, 1999, the Company Board none of the members of which are affiliated or associated with Purchaser or Parent, unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that each of the Offer and Merger are fair to and in the best interests of the shareholders of the Company.

         The FBCA also contains provisions relating to acquisitions of "control Shares," which is defined as Shares that entitle a person to exercise more than certain specified proportions of the voting power of a public corporation incorporated under the laws of Florida (commencing with the acquisition of 20% or more of the voting Shares of such corporation). Section 607.0902 of the FBCA (the "Control Share Acquisitions Statute") limits the voting rights of control Shares acquired in certain types of acquisitions (a "control-share acquisition") unless the acquisition of the control Shares has been approved by the board of directors of such corporation or certain other statutory conditions have been met. At the meeting of the Company Board held on December 20, 1999, the Company Board unanimously approved the acquisition of the Shares pursuant to the Merger Agreement (including the Offer and the Merger).

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.       Description

(a)(1)            Opinion of CIBC World Markets Corp., dated December 20, 1999*

(a)(2)            Letter to Shareholders, dated as of December 27, 1999*

(c)(1) Agreement and Plan of Merger dated as of December 20, 1999, among Company, Parent and Purchaser

(c)(2) Form of Amendment to Employment Agreement between the Company and certain named Executive Officers

(c)(3) Confidentiality Agreement, between Parent and the Company, dated as of September 1, 1999

(c)(4) Termination, Noncompetition and Mutual Release Agreement, between the Company and Ronald S. Deferrari, dated December 20, 1999.

(c)(5) Tender and Voting Agreement among Parent, Purchaser and the Shareholders listed on Schedule A thereto, dated as of December 20, 1999

--------------------
*Included in the Schedule 14D-9 mailed to the Company's shareholders.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 27, 1999

                                       PLASMA-THERM, INC.


                                       By: /s/ Ronald H. Deferrari

                                          -------------------------------------
                                           Name:  Ronald H. Deferrari
                                           Title:  Chairman of the Board and
                                                    Chief Executive Officer

                                                                         ANNEX I


                 INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER

                                     GENERAL

      This Information Statement is being mailed on or about December 27, 1999, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Plasma-Therm, Inc., a Florida corporation (the "Company"), with respect to the tender offer (the "Offer") by Volcano Acquisition Corp. ("Purchaser"), a Florida corporation and a wholly-owned subsidiary of Oerlikon-Buhrle USA, Inc., a Delaware corporation ("Parent"), which is a wholly-owned subsidiary of Oerlikon-Buhrle Holding AG ("OBH") to the holders of record of the issued and outstanding voting common stock, par value $0.01 per share, of the Company ("Shares"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. This Information Statement is being distributed in connection with the possible election of persons designated by Parent to a majority of the seats on the Company Board. The tender Offer is being made by Purchaser for all of the outstanding Shares at a price of $12.50 per Share net to the Seller in cash, pursuant to the terms of the Agreement and Plan of Merger (the "Merger Agreement"), dated as of December 20, 1999, by and among the Company, Parent and Purchaser. The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, following the purchase of Shares pursuant to Offer, at the effective time of the Merger, the Purchaser will be merged with and into the Company, and the Company will be the surviving corporation and become a wholly-owned subsidiary of the Parent.

      If requested by Parent, the Company shall to the extent permitted by law, promptly following the purchase by Merger Sub of Shares pursuant to the Offer in accordance with the terms hereunder, take, at its expense, all actions necessary (including calling a special meeting of the Board of Directors of the Company or, only if necessary, the shareholders of the Company for this purpose) to cause natural Persons designated by Parent to become directors of the Company so that the total number of such natural Persons equals that number of directors, rounded up to the next whole number, which represents the product of (x) the total number of directors on the board of directors of the Company multiplied by
(y) the percentage that the number of Shares so accepted for payment plus any shares beneficially owned by Parent or its affiliates on the date hereof bears to the number of Shares outstanding at the time of such acceptance for payment; provided, however, that prior to the Effective Time the total number of directors designated by Parent will not exceed 75% of the Board of Directors of the Company. At such time, the Company shall also cause persons designated by Parent to constitute the same percentage (rounded up to the next whole number) as is on the Company's Board of Directors of (i) each committee of the Company's Board of Directors; (ii) each board of directors (or similar body) of each Subsidiary of the Company, and (iii) each committee (or similar body) of each such board. In furtherance thereof, the Company will increase the size of the board of directors of the Company, or use its best efforts to secure the resignation of directors, or both, as is necessary to permit Parent's designees to be elected to the board of directors of the Company; provided, however, that prior to the Effective Time, the board of directors of the Company shall always have at least three members who are neither officers of Parent nor designees, shareholders or affiliates of Parent.

      This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

      The Offer commenced on December 27, 1999 and is scheduled to expire at 12:00 midnight, New York City time, on January 25, 2000, at which time, if all conditions to the Offer have been satisfied or waived and certain other circumstances do not exist, Purchaser will purchase all of the Shares validly tendered pursuant to the Offer and not withdrawn.

      The information contained in this Information Statement concerning Purchaser, Parent and the Acquisition Designees (as defined below) has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of any such information.

      At the close of business on December 20, 1999, there were 11,252,311 issued and outstanding Shares, which is the only class of securities the Company has outstanding. Each Share entitles its record holder to one vote.

                         DESIGNEES TO THE COMPANY BOARD

      Purchaser has informed the Company that it currently intends to choose the following persons as the designees (the "Acquisition Designees") it has the right to designate to the Company Board pursuant to the Merger Agreement.

                                                        PRINCIPAL OCCUPATION
NAME                                AGE                 AND OTHER INFORMATION
----                                ---                 ----------------------

Dr. Beat Baumgartner                49            Chief Financial Officer, Chairman of the Board of
                                                  Directors, President and Treasurer of Parent.

Thomas Emch                         49            General Counsel. General Counsel of Siemens Building
                                                  Technologies Group from 1996 until 1999. General
                                                  Counsel of the Sika Group from 1985 until 1996.

                                                        PRINCIPAL OCCUPATION
NAME                                AGE                 AND OTHER INFORMATION
----                                ---                 ----------------------
Heinz Kundert                       47            Chief Operating Officer. Chief Operating Officer of
                                                  Balzers and Leybold Holding AG Division (high
                                                  technology) since 1998. Head of Balzers Processing
                                                  Systems Division of Balzers and Leybold Holding AG,
                                                  a wholly-owned subsidiary of OBH, from 1991 until 1998.

Martin E. Bader                     41            Member of the Board of Directors and Vice-President.
                                                  Head of the Semi-conductor Division of Balzers Limited,
                                                  a wholly-owned subsidiary of OBH, since August 1987.
                                                  Dr. Bader is a citizen of Germany.

Peter Ruof                          64            Member of the Board of Directors and Secretary.
                                                  Chairman of Blackwood Capital Group L.L.C. Mr. Ruof is a
                                                  citizen of Germany and his business address is Blackwood
                                                  Capital Group L.L.C., 200 East 33 Street, New York, New
                                                  York 10016.


      It is expected that the first of the Acquisition Designees to assume office would assume office at any time following the purchase by Purchaser of a number of Shares in an amount equal to or greater than the number of Shares necessary to satisfy the Minimum Condition, which purchase cannot be earlier than January 26, 2000, and that, upon assuming office, the Acquisition Designees will thereafter constitute at least a majority of the entire Company Board. This step will be accomplished at a meeting or by written consent of the Company Board provided that the size of the Company Board will be increased and sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by the Acquisition Designees will constitute at least a majority of the available positions on the Company Board or such greater percentage as may be required pursuant to the terms of the Merger Agreement. It is currently not known which, if any, of the current directors of the Company will resign. Purchaser has informed the Company that each of the officers listed above has consented to act as a director of the Company, if so designated.

      The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation as of the Effective Time and until their successors are duly appointed or elected in accordance with applicable law.

      None of the executive officers and directors of Parent or Purchaser currently is a director of, or holds any position or office with, the Company. The Company has been advised that, to the best knowledge of Parent and Purchaser, none of Parent's or Purchaser's directors or executive officers beneficially owns any equity securities, or rights to acquire any equity securities, of the Company and none has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.



                               BOARD OF DIRECTORS

                                    DIRECTOR
         NAME               AGE       SINCE      PRINCIPAL OCCUPATION
-----------------------------------------------------------------------------------------
Ronald H. Deferrari......    59       1975       Founder and Chairman of the Board of
                                                 Directors since 1975; President of the
                                                 Company from 1975 to 1995; Chief
                                                 Executive Officer, Chief Financial
                                                 Officer and Treasurer until September
                                                 1998.  Re-appointed Chief Executive
                                                 Officer in March 1999.
-----------------------------------------------------------------------------------------
Anastasios S. Gianoplus..    69       1989       President of Open Retail Systems,
                                                 Inc., a supplier of software systems
                                                 and services to the retail industry,
                                                 since July 1995. From August 1988 to
                                                 June 1995, Mr. Gianoplus served as
                                                 Executive Vice President of Compex
                                                 Corporation, a provider of computer
                                                 systems and services to government and
                                                 industry.
-----------------------------------------------------------------------------------------
Richard T. Heglin........    63       1997       Owner and operator of Richard T.
                                                 Heglin PE, L.L.C., providing
                                                 management consulting services in the
                                                 areas of general management,
                                                 marketing, distribution and joint
                                                 ventures.  Former President of Leybold
                                                 Semiconductor Vacuum Systems, a
                                                 Division of Leybold Vakuum GMBH of
                                                 Cologne, Germany until April 1999.
                                                 During calendar year 1998, Mr. Heglin
                                                 was also President of Balzers and
                                                 Leybold Taiwan, located in Hsinchu,
                                                 R.O.C., and has been with the company
                                                 for more than five years.
-----------------------------------------------------------------------------------------
Lubek Jastrzebski........    50       1996       Vice President and founder of
                                                 Semiconductor Diagnostics Inc. (SDI)
                                                 of Tampa, a provider of sophisticated
                                                 contamination monitoring equipment to
                                                 the integrated circuit (IC) industry,
                                                 for more than 10 years.
-----------------------------------------------------------------------------------------


 CURRENT BOARD OF DIRECTORS; COMMITTEES, MEETINGS AND COMPENSATION OF DIRECTORS

      The Board of Directors held seven meetings during fiscal 1999. In addition to formal meetings of the Board of Directors and its committees, the directors have frequent informal communications among themselves and with other executives regarding Board and Committee issues. The Board of Directors has no standing nominating committee or committee performing similar functions. The entire Board of Directors serves as the Compensation Committee.

      The Audit Committee of the Board of Directors currently consists of Messrs. Gianoplus and Jastrzebski. The Audit Committee has responsibility for reviewing matters involving the retention of auditors, for overseeing internal audit matters, for responding to and resolving issues with the Company's auditors and for reporting on these issues to the Board of Directors for appropriate action. The Audit Committee held one meeting during fiscal 1999.

      The Stock Option Committee of the Board of Directors currently consists of Messrs. Gianoplus and Jastrzebski. The Stock Option Committee has responsibility for administering the Company's stock option plans. Under the terms of the Company's 1995 Stock Incentive Plan, each member of the Committee shall be granted on each June 30 annually, an option to purchase 5,000 shares of the Company's Common Stock at an exercise price equal to 60% of the fair market value of the shares on the date the option is granted. All options proposed to be granted by the Stock Option Committee are approved by the entire Board of Directors prior to grant. The Stock Option Committee held one meeting during fiscal 1999.

      Mr. Gianoplus, Mr. Heglin and Dr. Jastrzebski are compensated at the rate of $20,000, $15,000, and $15,000 per year, respectively, for services as a director. They are also entitled to reimbursement of expenses. During fiscal 1999, certain directors were granted stock options. Mr. Gianoplus and Dr. Jastrzebski were each granted options to acquire 5,000 shares, on June 30, 1999. The options are exercisable at an exercise price of $1.65.

      Ronald H. Deferrari receives no separate compensation for services as a director.

      Each director other than Mr. Deferrari is also receiving an additional $1,500 per board meeting for meetings held related to potential business combinations.

               EXECUTIVE OFFICERS OF THE COMPANY AND KEY EMPLOYEES

EXECUTIVE OFFICERS

      The executive officers of the Company are as follows:

            NAME                      AGE       POSITION
            ----                      ---       --------
            Ronald H. Deferrari       59        Chairman of the Board and
                                                Chief Executive Officer
            Ronald S. Deferrari       36        President
            Edmond A. Richards        49        Vice President of Engineering
                                                & Chief Operating Officer
            Stacy L. Wagner           36        Chief Financial Officer,
                                                Treasurer & Corporate Secretary
            Dr. Jay N. Sasserath      37        Vice President of Strategic
                                                Marketing & Business Unit
                                                Director, MEMS and Opto/Tele
                                                Business Units
            Robert D. Anderson,Jr.    59        Vice President of Operations


-------------------------

      Ronald H. Deferrari is the founder, Chief Executive Officer and Chairman of the Board of Directors of the Company and the father of Ronald S. Deferrari. Mr. Deferrari served as President of the Company since its formation in 1975 until Ronald S. Deferrari became President in 1995.

      Ronald S. Deferrari has served as President since June 1995. Mr. Deferrari has been employed with the Company in various capacities since 1983. Prior to his current position, he served as Chief Executive Officer, Chief Operating Officer and Director of Sales and Marketing.

      Edmond A. Richards, PE, was appointed Chief Operating Officer in July 1999. Mr. Richards has served as Vice President of Engineering since October 1996. From 1994 to 1996, Mr. Richards served as Director of Engineering and has been employed with the Company for over twenty years. Since 1991, Mr. Richards has held various engineering management positions and prior to 1996, he served as General Manager of the Company for 11 years.

      Stacy L. Wagner, CPA, was appointed Chief Financial Officer, Treasurer and Corporate Secretary in September 1998. Prior to her current positions, she served as Vice President of Finance and Administration. Ms. Wagner has held various financial managerial positions since her employment in 1993. Prior to joining the Company, Ms. Wagner was employed by Grant Thornton LLP and Coopers & Lybrand.

      Dr. Jay N. Sasserath has served as Vice President of Strategic Marketing since December 1996. In addition, Dr. Sasserath is the Business Unit Director of the MEMS and Optoelectronics/Telecommunications business units. Prior to joining the Company, he held various management positions in marketing and technical areas at Materials Research Corporation in New York.

      Robert D. Anderson Jr. has served as Vice President of Operations since February 1999. Mr. Anderson brings over 30 years of semiconductor engineering and manufacturing experience to the Company. From 1988 to 1999, Mr. Anderson served in various senior management capacities at Machine Technology, Inc., Fusion Semiconductor Systems and Eaton Semiconductor Equipment Operations. From 1968 to 1988, Mr. Anderson served in various capacities at International Business Machines Corporation ("IBM").

OTHER KEY EMPLOYEES

      Dr. David J. Johnson, Process Scientist, has seventeen years of experience in the plasma-processing field and has been employed with the Company since 1979. Dr. Johnson is the Director of Research and Development with responsibility over all the Company's research and development. He is a widely acknowledged expert in the area of metal etching for the manufacture of silicon integrated circuits and complements this with knowledge and publications in virtually every aspect of plasma processing.

      Dr. Christopher Constantine, Applications Scientist, has been employed with the Company since 1984. He has acquired considerable experience working in the ECR and ICP plasma processes after an extensive career in traditional parallel plate plasmas, and is widely acknowledged for his expertise.

      Lynn E. Ochs, Director of Sales, has been employed with the Company since 1996. Mr. Ochs brings over 20 years of semiconductor capital equipment experience to the Company, having held similar positions at Applied Materials, Perkin-Elmer and Bruce Technologies.

      David G. Hartel, Director of Customer Service, joined the Company in March 1999. From April 1997 to March 1999, Mr. Hartel served as Regional Service Manager for Mattson Technology, Inc., a manufacturer of advanced fabrication equipment to the semiconductor manufacturing industry. From 1988 to 1997, Mr. Hartel served in various management capacities at Lam Research Corporation, a manufacturer of semiconductor processing equipment used in the fabrication of integrated circuits.

             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors, officers and beneficial owners of more than 10% of the Company's Common Stock to file with the Securities and Exchange Commission (the "Commission") initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Based solely on its review of the copies of such reports received by it or written representations from reporting persons, the Company believes that during the fiscal year ended November 30, 1999, its officers, directors and holders of more than 10% of the Company's Common Stock complied with all Section 16(a) filing requirements, except that during fiscal 1999, the Form 3 for Mr. Anderson was filed late.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of November 30, 1999 by each person known to the Company to own beneficially more than five percent of the Company's Common Stock, each director, each nominee for election as a director, each executive officer, and all executive officers and directors as a group.

                                                        AMOUNT         PERCENT
                                                     BENEFICIALLY         OF
          NAME OF BENEFICIAL OWNER                     OWNED (1)         CLASS
          ------------------------                     ---------         -----
Ronald H. Deferrari (2) .......................        2,038,300        18.11%
Anastasios S. Gianoplus (3) ...................           45,000            *
Richard T. Heglin (4) .........................            6,000            *
Lubek Jastrzebski (5) .........................           45,000            *
Ronald S. Deferrari (6) .......................          581,892         4.93%
Edmond A. Richards (7) ........................          281,000         2.44%
Stacy L. Wagner (8) ...........................          218,000         1.91%
Jay N. Sasserath (9) ..........................          117,500         1.03%
Robert D. Anderson, Jr. (10) ..................           25,000            *
All directors and executive officers as a group
  (9 persons) .................................        3,357,692        26.90%

------------------

* Less than one percent.

       FOOTNOTES:

(1) The named shareholders have sole voting and dispositive power with respect to all shares shown as being beneficially owned by them, except as otherwise indicated.

(2) The number of shares reflected includes (i) 500,000 shares owned by the Ronald H. Deferrari Revocable Trust U/T/A 8/9/97 for which Ronald H. Deferrari is the sole trustee; (ii) 390,000 shares held by the R & C Deferrari Family Limited Partnership (the "R&C Deferrari FLP"), the general partner of which is R & C Management, Inc.; (iii) 390,000 shares held by the R & S Deferrari Family Limited Partnership (the "R&S Deferrari FLP"), the general partner of which is R & S Management, Inc.; and (iv) 320,000 shares held by the R & D Deferrari Family Limited Partnership (the "R&D Deferrari FLP"), the general partner of which is R & D Management, Inc. Ronald H. Deferrari is the sole limited partner and is the sole officer, director and shareholder of the general partners of the R&C Deferrari FLP, the R&S Deferrari FLP and the R&D Deferrari FLP, and has sole voting and dispositive power over the shares owned thereby. Ronald H. Deferrari is the founder of the Company. His address is 10050 16th Street North, St. Petersburg, Florida 33716. Ronald H. Deferrari is the father of Ronald S. Deferrari.

(3) The number of shares reflected includes 20,000, 5,000 and 5,000 shares which Mr. Gianoplus has the right to acquire pursuant to currently exercisable stock options at exercise prices of $4.12, $6.97 and $6.19 per share, respectively. The number of shares reflected does not include 5,000 shares which Mr. Gianoplus has the right to acquire pursuant to a stock option exercisable after June 30, 2000, at an exercise price of $1.65 per share.

(4) The number of shares reflected includes 5,000 shares which Mr. Heglin has the right to acquire pursuant to currently exercisable stock options at a price of $6.19 per share.

(5) The number of shares reflected includes 5,000, 20,000, 5,000, 5,000, 5,000 and 5,000 shares which Dr. Jastrzebski has the right to acquire pursuant to currently exercisable stock options at exercise prices of $3.87, $4.12, $3.60, $6.97, $6.19 and $3.75 per share, respectively. The number of shares reflected does not include

       5,000 shares which Dr. Jastrzebski has the right to acquire pursuant to a stock option exercisable after June 30, 2000, at an exercise price of $1.65 per share.

(6) The number of shares reflected includes 110,000, 150,000, 125,000, 125,000 and 50,000 shares which Mr. Deferrari has the right to acquire pursuant to currently exercisable stock options at exercise prices of $3.87, $4.12, $6.97, $6.19 and $4.75 per share, respectively. Ronald S.
       Deferrari is the son of Ronald H. Deferrari.

(7) The number of shares reflected includes 50,000, 30,000, 50,000, 15,000 and 20,000 shares which Mr. Richards has the right to acquire pursuant to currently exercisable stock options at exercise prices of $4.12, $6.97, $6.19, $4.75 and $2.41 per share, respectively. The number of shares reflected also includes 100,000 shares which Mr. Richards has the right to acquire pursuant to a stock option exercisable after January 20, 2000, at an exercise price of $2.75 per share.

(8) The number of shares reflected includes 50,000, 10,000, 15,000, 10,000, 10,000, 15,000 and 20,000 shares which Ms. Wagner has the right to acquire pursuant to currently exercisable stock options at exercise prices of $3.87, $5.25, $4.12, $6.97, $6.19, $4.75 and $2.41 per share, respectively. The number of shares reflected also includes 50,000 shares which Ms. Wagner has the right to acquire pursuant to a stock option exercisable after January 20, 2000, at an exercise price of $2.75 per share.

(9) The number of shares reflected includes 50,000, 50,000, 7,500 and 10,000 shares which Dr. Sasserath has the right to acquire pursuant to currently exercisable stock options at exercise prices of $6.97, $6.19, $4.75 and $2.41 per share, respectively.

(10) The number of shares reflected includes 25,000 shares which Mr. Anderson has the right to acquire pursuant to a currently exercisable stock option at an exercise price of $2.41 per share.

                          STOCK PRICE PERFORMANCE GRAPH

      The following graph sets forth the Company's total cumulative shareholder return as compared to The CRSP Total Return Index for The Nasdaq Stock Market (US Companies) Composite Index and the Nasdaq Industrial and Commercial Machinery and Computer Equipment Index for the past five fiscal years. The graph shows the comparative values for $100 invested on November 30, 1994.

                COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURNS
                              PERFORMANCE GRAPH FOR
                               PLASMA-THERM, INC.

                                      Beginning
          Transaction    Closing       No. Of       Dividend  Dividend      Shares         Ending    Cum. Tot.
Date*      Type          Price**      Shares***    per Share    Paid      Reinvested       Shares     Return
------    -----------    -------      ---------    ---------  --------    ----------       ------    ---------
30-Nov-94   Begin         4.625          21.62                                               21.622    100.00
30-Nov-95   Year End      3.188          21.62                                               21.622     68.92
30-Nov-96   Year End      3.688          21.62                                               21.622     79.73
30-Nov-97   Year End      8.500          21.62                                               21.622    183.78
30-Nov-98   Year End      3.750          21.62                                               21.622     81.08
30-Nov-99   End           8.375          21.62                                               21.622    181.08

*   Specified ending dates or ex-dividends dates.
** All Closing Prices and Dividends are adjusted for stock splits and stock dividends.
*** "Begin Shares" based on $100 Investment.

PLASMA THERM CORP

                                                            Cumulative Total Return
                                        -----------------------------------------------------------------
                                           11/94      11/95      11/96      11/97      11/98      11/99
PLASMA-THERM, INC.                          100         69         80         184        81         181
PEER GROUP                                  100        149        202         264       354         556
NASDAQ STOCK MARKET (U.S.)                  100        143        175         217       267         448

      There can be no assurance that the Company's stock performance will continue into the future with the same or similar trends depicted in the graph above. The Company does not make or endorse any predictions as to future stock performance.

      The stock price performance graph shall not be deemed incorporated by reference by any general statement incorporating by reference this Schedule 14D-9 into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (collectively the "Acts"), except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under the Acts.

                             EXECUTIVE COMPENSATION

                 SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

      The following table provides certain summary information concerning compensation for the last three fiscal years paid or accrued by the Company's Chief Executive Officer and each of the four other most highly compensated executive officers of the Company who earned more than $100,000 (determined as of November 30, 1999):

                                                 ANNUAL COMPENSATION              LONG TERM COMPENSATION
                                         --------------------------------------------------------------------
                                                                                   AWARDS            PAYOUTS
                                                                            -------------------      -------
                                                                 OTHER      RESTRICTED                            ALL OTHER
                                                                ANNUAL        STOCK      OPTIONS/       LTIP       COMPEN-
                              FISCAL    SALARY      BONUS    COMPENSATION    AWARD(S)      SARS        PAYOUTS     SATION
NAME AND PRINCIPAL POSITION    YEAR       ($)       ($)(1)       ($)(2)        ($)         (#)           ($)         ($)
---------------------------   -------   --------   --------    -----------   --------    ---------     ------     ---------
RONALD H. DEFERRARI (3)        1999     $150,000         --    $34,200           --          --          --            --
Chairman of the Board and      1998     $150,000   $100,000    $33,296           --          --          --            --
former Chief Executive         1997     $150,000   $100,000    $33,454           --          --          --            --
Officer, Chief Financial
Officer and Treasurer.
Re-appointed as Chief
Executive Officer in
March 1999

RONALD S. DEFERRARI (4)        1999     $160,000   $110,597    $38,354           --      50,000          --            --
President and Chief            1998     $160,000   $199,529    $35,363           --     125,000          --            --
Executive Officer              1997     $160,000   $250,000    $18,968           --     275,000          --            --
(CEO until March 1999)

EDMOND A. RICHARDS (5)         1999     $146,772   $ 12,500         --           --     135,000          --            --
Vice President of              1998     $146,772   $ 19,953         --           --      50,000          --            --
Engineering and Chief          1997     $146,772   $ 25,201         --           --      80,000          --            --
Operating Officer

STACY L. WAGNER (6)            1999     $100,000   $ 12,500    $ 7,200           --      85,000          --            --
Chief Financial Officer,       1998    $  91,290   $ 39,906    $ 9,300           --      10,000          --            --
Treasurer and Corporate        1997    $  76,370   $ 50,400        --            --      25,000          --            --
Secretary

JAY N. SASSERATH (7)           1999     $112,000        --     $ 7,200           --      17,500          --       $16,288
Vice President of              1998     $112,800   $ 19,953    $ 7,200           --      50,000          --            --
Strategic Marketing and        1997          --         --         --            --          --          --            --
Business Unit Director,
MEMS and Opto/Tele

ROBERT D. ANDERSON, JR. (8)    1999     $ 87,730        --         --            --      25,000          --            --
Vice President of
Operations

(1) Reflects bonuses based on fiscal year net income prior to 1999. Bonuses are paid quarterly based on quarterly net income before bonuses, for the first three fiscal quarters, and are reconciled for the full fiscal year after the fiscal year end. The bonuses are subject to certain limitations, which vary among the individuals. See footnote (4), (5) and
       (6) below for explanation of 1999 bonus' paid.

(2)    Automobile allowance.

(3)    In May 1994, the Company entered into an employment agreement with Ronald
       H. Deferrari for a term of three years. The agreement was amended in June 1995, and in January 1997, the Board of Directors resolved to permit Mr. Deferrari's employment agreement to renew automatically, in accordance with its terms, for an additional three-year term. Under Mr. Deferrari's current agreement, he receives $150,000 in base salary per year and a bonus equal to 3% of the Company's fiscal year net earnings, such bonus not to exceed $100,000 annually, and reimbursement for payments related to the lease or purchase of two automobiles. Upon termination of the agreement, including termination upon death or disability, Mr. Deferrari is entitled to receive the full compensation provided thereunder for the remainder of the term of the agreement, unless the termination is made by the Company based upon reasonable cause as defined in the agreement, in which case the compensation shall continue for one year from the notice of termination. Mr. Deferrari is entitled to terminate the agreement in the event of a change in control of the Company, in which case Mr. Deferrari also will be entitled to receive the full compensation provided thereunder for the remainder of the agreement term. Ronald H. Deferrari is the father of Ronald S. Deferrari.

(4)    In May 1994, the Company entered into an employment agreement with Ronald
       S. Deferrari for a term of three years. In June 1995, the agreement was amended to reflect his promotion from Executive Vice President to President. In addition, Mr. Deferrari was entitled to receive $160,000 per year in base salary, an annual bonus equal to 5% of the Company's fiscal year net earnings, such bonus not to exceed $150,000, and reimbursement for payments related to the lease or purchase of two automobiles. In January 1997, the Board of Directors resolved to provide Mr. Deferrari with a new employment agreement for a three-year term, commencing as of January 22, 1997. Under the new agreement, Mr. Deferrari is entitled to receive $160,000 per year in base salary, an annual bonus equal to 5% of the Company's fiscal year net earnings, such bonus not to exceed $250,000, and reimbursement for payments related to the lease or purchase of two automobiles. If the agreement is terminated due to death or disability, Mr. Deferrari is entitled to receive full compensation for the then remaining term of the agreement. If the agreement is terminated by the Company with cause or by Mr. Deferrari without cause, Mr. Deferrari is entitled to receive a severance package of six months salary and benefits (the "severance package") as set forth in the agreement. If the agreement is terminated by the Company without cause, Mr. Deferrari is entitled to receive full compensation for the then remaining term of the agreement as well as the severance package. In the event of a change in control or change in the Board of Directors of the Company (as those terms are defined in the agreement), (a) the term of the agreement will be extended, to the extent necessary, so that there are 18 months remaining in the term from the time of the change in control or change in the Board of Directors; and (b) Mr. Deferrari commits to continue to perform his duties under the agreement for 18 months after the time of the change in control or change in the Board of Directors after which he may terminate the agreement without a loss of benefits, as if the Company had terminated the agreement without cause, except that if Mr. Deferrari terminates the agreement in the event of a change in control or if the Company terminates the agreement subsequent to a change in control, Mr. Deferrari is entitled to receive at least 12 months of salary and benefits. In October 1998, the agreement was amended to reflect Mr. Deferrari's promotion to Chief Executive Officer. Additionally, under the amended agreement, the Board of Directors resolved to remove the annual bonus compensation cap of $250,000. In addition, in the event of a change in control, (a) all stock options granted to Mr. Deferrari under the Company's 1995 Stock Incentive Plan (the "Plan") shall immediately become fully vested and exercisable; and (b) in the event of a change in control, the Stock Option Committee may accelerate the termination of Mr. Deferrari's stock options granted under the Plan to a date no earlier than six months following the date of a change in control. On July 19, 1999, the agreement was amended to extend the initial term of the agreement for an additional one-year period to January 21, 2001. In addition, the agreement was amended to reflect a change in Mr. Deferrari's annual bonus compensation to one-half of one percent (0.5%) on all system, spare parts and labor sales, to be paid quarterly, effective June 1, 1999, having a maximum annual amount of $250,000. Additionally, the agreement was amended to reflect that Mr. Deferrari's duties would be performed in St. Petersburg, Florida. Ronald S. Deferrari is the son of Ronald H. Deferrari.

(5) The Company entered into an employment agreement with Mr. Richards for a three-year term, commencing as of January 22, 1997. Under the agreement, Mr. Richards is entitled to receive $146,772 per year in base salary and an annual bonus equal to 0.5% of the Company's fiscal year net earnings, such bonus not to exceed $50,000. If the agreement is terminated due to death or disability or by the Company without cause, Mr. Richards is entitled to receive full compensation for the then remaining term of the agreement. In the event of a change in control (as that term is defined in the agreement), (a) the term of the agreement will be extended, to the extent necessary, so that there are 18 months remaining in the term from the time of the change in control; and (b) Mr. Richards commits to continue to perform his duties under the agreement for 18 months after the time of the change in control after which he may terminate the agreement without a loss of benefits, as if the Company had terminated the agreement without cause. On October 1, 1998, the agreement was amended to address the vesting of options granted under the Plan upon a change in control. In the event of a change in control, (a) all stock options granted to Mr. Richards under the Plan shall immediately become fully vested and exercisable; and (b) in the event of a change in control, the Stock Option Committee may accelerate the termination of Mr. Richard's stock options granted under the Plan to a date no earlier than six months following the date of a change in control. On June 30, 1999, the agreement was amended to change the term of the initial agreement to a period of two and one-half years, terminating on June 30, 1999. In addition, the agreement was amended to reflect that Mr. Richards' duties would be performed in St. Petersburg, Florida. During fiscal year 1999, Mr. Richards was awarded a bonus of $12,500 by the Board of Directors for the services and special effort rendered to the Board of Directors related to the merger.

(6) The Company entered into an employment agreement with Stacy L. Wagner for a three-year term, commencing as of January 22, 1997. If the agreement is terminated due to death or disability or by the Company without cause, Ms. Wagner is entitled to receive full compensation for the then remaining term of the agreement. In addition, in the event of a change in control (as that term is defined in the agreement), (a) the term of the agreement will be extended, to the extent necessary, so that there are 12 months remaining in the term from the time of the change in control; and
       (b) Ms. Wagner commits to continue to perform her duties under the agreement for 12 months after the time of the change in control after which she may terminate the agreement without a loss of benefits, as if the Company had terminated the agreement without cause. The agreement was amended, effective August 19, 1997 to reflect Ms. Wagner's promotion from Vice President of Finance and Controller to Vice President of Finance and Administration. In addition, Ms. Wagner is entitled to receive a base salary of $85,000 per year, and an annual bonus equal to 1% of the Company's fiscal year net earnings, such bonus not to exceed $100,000, plus a monthly car allowance of $600. On October 1, 1998, the agreement was amended, to reflect Ms. Wagner's promotion to Chief Financial Officer, Treasurer and Secretary. Under the amended agreement, Ms. Wagner is entitled to receive $100,000 per year in base salary. Additionally, in the event of a change in control, (a) all stock options granted to Ms. Wagner under the Plan shall immediately become fully vested and exercisable; and (b) in the event of a change in control, the Stock Option Committee may accelerate the termination of Ms. Wagner's stock options granted under the Plan to a date no earlier than six months following the date of a change in control. On June 30, 1999, the agreement was amended to change the term of the initial agreement to a period of two and one-half years, terminating on June 30, 1999. In addition, the agreement was amended to reflect that upon a change in control, if the term of the agreement has less than 18 months remaining, the term shall be extended so that an 18 month term remains from the time of the change in control to the end of the term. In the event that more than 18 months of the term exists as of the time of a change in control, there will be no change in the term. Additionally, the agreement was amended to reflect that Ms. Wagner commits to continue to perform her duties under the agreement for a minimum of 18 months after a change in control. At the end of 18 months after a change in control, Ms. Wagner has the option to voluntarily terminate this agreement without a loss of benefits, as if the Company had terminated the agreement "without cause". In addition, the agreement was amended to reflect that Ms. Wagner's would be performed in St. Petersburg, Florida. During fiscal year 1999, Ms. Wagner was awarded a bonus of $12,500 by the Board of Directors for the services and special effort rendered to the Board of Directors related to the merger.

(7) The Company entered into an employment agreement with Jay N. Sasserath for a three-year term, commencing as of October 1, 1998. Under the agreement, Dr. Sasserath is entitled to receive $112,800 per year in base salary and an annual bonus equal to 0.5% of the Company's fiscal year net earnings, such bonus not to exceed $50,000, plus a monthly car allowance of $600. If the agreement is terminated due to death or disability or by the Company without cause, Dr. Sasserath is entitled to receive full compensation for the then remaining term of the agreement. In the event of a change in control (as that term is defined in the agreement), (a) the term of the agreement will be extended, to the extent necessary, so that there are 12 months remaining in the term from the time of the change in control; (b) Dr. Sasserath commits to continue to perform his duties under the agreement for 12 months after the time of the change in control after which he may terminate the agreement without a loss of benefits, as if the Company had terminated the agreement without cause;
       (c) all stock options granted to Dr. Sasserath under the Plan shall immediately become fully vested and exercisable; and (d) in the event of a change in control, the Stock Option Committee may accelerate the termination of Dr. Sasserath's stock options granted under the Plan to a date no earlier than six months following the date of a change in control. On January 28, 1999, the agreement was amended to reflect an increase in the annual bonus equal to 1% of the Company's fiscal year net earnings, such bonus not to exceed $100,000.

(8)    On July 7, 1999, the Company entered into a letter agreement with Robert
       D. Anderson, Jr. Under the letter agreement, Mr. Anderson is entitled to an annual bonus equal to 0.5% of the Company's fiscal year net earnings, such bonus not to exceed $50,000. In addition, in the event of a change in control, the Company will guarantee Mr. Anderson's employment 12 months beyond the change of control date or at the sole option of the new owner pay Mr. Anderson through that date. In consideration for the salary continuance, Mr. Anderson agreed to perform his duties through June 30, 2000.

      The following table provides certain information regarding the stock options granted during fiscal 1999 to the executive officers named in the Summary Compensation Table.

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                                                  POTENTIAL
                                             PERCENT OF                                          REALIZABLE
                               NUMBER OF        TOTAL                                         VALUE AT ASSUMED
                                SHARES      OPTIONS/SARS                                    ANNUAL RATES OF STOCK
                              UNDERLYING     GRANTED TO    EXERCISE OR                     PRICE APPRECIATION FOR
                             OPTIONS/SARS   EMPLOYEES IN   BASE PRICE    EXPIRATION             OPTION TERM
            NAME               GRANTED      FISCAL YEAR      ($/SH)         DATE             5%             10%
            ----             -----------    -----------    ---------     ------------    -----------    -----------
Ronald H. Deferrari........          --          --              --             --               --              --
Ronald S. Deferrari........      50,000          8%          $ 4.75       01/08/02         $ 37,436       $  78,613
Edmond A. Richards.........      15,000          2%          $ 4.75       01/08/02         $ 11,231       $  23,584
Edmond A. Richards.........      20,000          3%          $ 2.41       04/07/02         $  7,598       $  15,954
Edmond A. Richards.........     100,000         16%          $ 2.75       07/20/02         $ 43,347       $  91,025
Stacy L. Wagner............      15,000          2%          $ 4.75       01/08/02         $ 11,231       $  23,584
Stacy L. Wagner............      20,000          3%          $ 2.41       04/07/02         $  7,598       $  15,954
Stacy L. Wagner............      50,000          8%          $ 2.75       07/20/02         $ 21,673       $  45,513
Jay N. Sasserath...........       7,500          1%          $ 4.75       01/08/02         $  5,615       $  11,792
Jay N. Sasserath...........      10,000          2%          $ 2.41       04/07/02         $  3,799       $   7,977
Robert D. Anderson, Jr.....      25,000          4%          $ 2.41       04/07/02         $  9,497       $  19,943

      The following table sets forth information with respect to grants of stock options during fiscal 1999 to the executive officers named in the Summary Compensation Table.

               AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                          AND FY-END OPTION/SAR VALUES

                                                                         NUMBER OF                      VALUE OF
                                    SHARES                              UNEXERCISED                    UNEXERCISED
                                   ACQUIRED                            OPTIONS/SARS                   OPTIONS/SARS
                                      ON           VALUE                AT FY-END(#)                    FY-END($)*
                NAME               EXERCISE     REALIZED ($)    EXERCISABLE     UNEXERCISABLE    EXERCISABLE   UNEXERCISABLE
                ----               --------     ------------    -----------     -------------    -----------   -------------
Ronald H. Deferrari............         --           --                --               --               --            --
Ronald S. Deferrari (1)........         --           --           560,000               --        1,763,800            --
Edmond A. Richards (2).........         --           --           165,000          100,000          537,825       562,500
Stacy L. Wagner (3)............     10,000       11,300           130,000           50,000          529,900       281,250
Jay N. Sasserath (4)...........         --           --           117,500               --          266,338            --
Robert D. Anderson, Jr. (5)....         --           --            25,000               --          149,125            --

       * Based on the closing price of the Company's Common Stock on November 30, 1999 as quoted on The Nasdaq Stock Market.

(1)    Of the 560,000 stock options held by Mr. Deferrari on November 30, 1999
       (a) 110,000 were granted on April 30, 1996, expire on April 30, 2000, and became exercisable on October 30, 1996, at an exercise price of $3.87 per share; (b) 150,000 were granted on May 6, 1997, expire on May 6, 2000, and became exercisable on November 6, 1997, at an exercise price of $4.12 per share; (c) 125,000 were granted on August 19, 1997, expire on August 19, 2000, and became exercisable on February 19, 1998, at an exercise price of $6.97 per share; (d) 125,000 were granted on January 13, 1998, expire on January 13, 2001, and became exercisable on July 13, 1998, at an exercise price of $6.19 per share; and (e) 50,000 were granted on January 8, 1999, expire on January 8, 2002, and became exercisable on July 8, 1999, at an exercise price of $4.75 per share.

(2) Of the 165,000 currently exercisable stock options held by Mr. Richards on November 30, 1999 (a) 50,000 were granted on May 6, 1997, expire on May 6, 2000, and became exercisable on November 6, 1997, at an exercise price of $4.12 per share; (b) 30,000 were granted on August 19, 1997, expire on August 19, 2000, and became exercisable on February 19, 1998, at an exercise price of $6.97 per share; (c) 50,000 were granted on January 13, 1998, expire on January 13, 2001, and became exercisable on July 13, 1998, at an exercise price of $6.19 per share; (d) 15,000 were granted on January 8, 1999, expire on January 8, 2002, and became exercisable on July 8, 1999, at an exercise price of $4.75 per share; and
       (e) 20,000 were granted on April 7, 1999, expire on April 7, 2002, and became exercisable on October 7, 1999 at an exercise price of $2.41 per share. Mr. Richards also holds currently unexercisable options to purchase 100,000 options which were granted on July 20, 1999, expire on July 20, 2002, and become exercisable on January 20, 2000 at a price of $2.75 per share.

(3) Of the 130,000 currently exercisable stock options held by Ms. Wagner on November 30, 1999 (a) 50,000 were granted on April 30, 1996, expire on April 30, 2000, and became exercisable on October 30, 1996, at an exercise price of $3.87 per share; (b) 10,000 were granted on June 26, 1996, expire on June 26, 2000, and became exercisable on December 26, 1996, at an exercise price of $5.25 per share; (c) 15,000 were granted on May 6, 1997, expire on May 6, 2000, and became exercisable on November 6, 1997, at an exercise price of $4.12 per share; (d) 10,000 were granted on August 19, 1997, expire on August 19, 2000, and became exercisable on February 19, 1998, at an exercise price of $6.97 per share; (e) 10,000 were granted on January 13, 1998, expire on January 13, 2001, and became exercisable on July 13, 1998, at an exercise price $6.19 per share; (f) 15,000 were granted on January 8, 1999, expire on January 8, 2002, and became exercisable on July 8, 1999, at an exercise price of $4.75 per share; and (g) 20,000 were granted on April 7, 1999, expire on April 7, 2002, and became exercisable on October 7, 1999, at an exercise price of $2.41 per share. Ms.

       Wagner also holds currently unexercisable options to purchase 50,000 options which were granted on July 20, 1999, expire on July 20, 2002, and become exercisable on January 20, 2000 at a price of $2.75 per share.

(4)    Of the 117,500 stock options held by Dr. Sasserath on November 30, 1999
       (a) 50,000 were granted on August 19, 1997, expire on August 19, 2000, and became exercisable on February 19, 1998, at an exercise price of $6.97; (b) 50,000 were granted on January 13, 1998, expire on January 13, 2001, and became exercisable on July 13, 1998, at an exercise price of $6.19 per share; (c) 7,500 were granted on January 8, 1999, expire on January 8, 2002, and became exercisable on July 8, 1999, at an exercise price of $4.75 per share; and (d) 10,000 were granted on April 7, 1999, expire on April 7, 2002, and became exercisable on October 7, 1999, at an exercise price of $2.41 per share.

(5) Of the 25,000 stock options held by Mr. Anderson on November 30, 1999, all 25,000 were granted on April 7, 1999, expire on April 7, 2002, and became exercisable on October 7, 1999, at an exercise price of $2.41 per share.

                       EMPLOYMENT AGREEMENT AMENDMENTS AND
               SEVERANCE AGREEMENTS WITH NAMED EXECUTIVE OFFICERS

      In connection with the Offer, the Purchaser requested that the Company enter into Employment Agreement Amendments with Mr. Edmond A. Richards and Ms. Stacy L. Wagner (the "Employment Agreement Amendments"). The Employment Agreement Amendments shall only become effective upon the Closing of the Offer. The amendments are substantially similar in that each Employment Agreement Amendment extends the term of each Employment Agreement for a period of three
(3) years following the Closing of the Offer. The Employment Agreement Amendments also extended the non-compete period such that each of the named Executive Officers will be prohibited from competing with Plasma-Therm for a period of two (2) years following the termination of the Employment Agreements, regardless of the reason for such termination.

      The Purchaser also requested that the Company enter into a Termination, Noncompetition and Mutual Release Agreement with Mr. Ronald S. Deferrari, the current President of the Company (the "Departure Agreement"). The Departure Agreement will only become effective upon the Closing of the Offer. Pursuant to the Departure Agreement, Mr. Deferrari will be paid the sum of One Million Dollars ($1,000,000) payable in one lump sum due one day after Closing of the Offer. Additionally, the term of Mr. Deferrari's non-compete provision will be extended to cover the two (2) year period following the Closing of the Offer.

           COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

      The Compensation Committee currently consists of all of the members of the Board of Directors. Stock option grants are considered part of the overall compensation for executive officers and directors of the Company, and members of the Stock Option Committee are granted options pursuant to a specified formula under the Company's 1995 Stock Incentive Plan. Anastasios S. Gianoplus and Lubek Jastrzebski were each granted options to purchase 5,000 shares during fiscal 1999.

                        REPORT BY THE BOARD OF DIRECTORS
                            ON EXECUTIVE COMPENSATION

      The Board of Directors reviews annually the compensation to be paid to the Company's executive officers. In making such review, the Board of Directors evaluates information supplied by management. The compensation provided by the Company to executive officers includes salary, stock options and bonuses. The Company's compensation policies are structured to enable the Company to attract, retain and motivate highly qualified executive officers and to reward contributions to the Company's success. The objective is to provide a management team that will consistently produce superior results for the Company and its shareholders. The Board of Directors negotiates employment agreements, including provisions for salary and bonuses, with each of the Company's executive officers. Currently, pursuant to the Company's employment agreements with its executive officers, each executive officer receives a fixed annual base salary and a bonus equal to a fixed percentage of the Company's net earnings for each fiscal year during the term of the agreement, with the exception of Ronald S. Deferrari. On July 19, 1999, Mr. Deferrari's agreement was amended to reflect a change in his annual bonus compensation to one-half of one percent (0.5%) on all systems, spare parts and labor sales, to be paid quarterly, effective June 1, 1999.

      SALARY. The Board of Directors' policy is to negotiate salaries including the salary of Ronald H. Deferrari, the Company's Chairman and Chief Executive Officer, in relation to the contribution of each incumbent and to grant merit increases based on individual performance. The Board of Directors considers the financial condition of the Company, earnings in an absolute manner and in relation to the previously established business plan, other measures of business success and the degree of difficulty in achieving these levels. Executive officer compensation for the last three years is set forth in the Summary Compensation Table.

      STOCK OPTIONS/BONUSES. The Board of Directors believes that providing a portion of an executive's annual incentive compensation in the form of stock options in addition to cash bonuses encourages the executive to share with outside shareholders the goals of increasing the value of the Company's stock and contributing to the success of the Company. The Board of Directors encourages stock ownership by management. Option grants are based upon the contributions of each individual executive toward achievement of corporate and individual goals during the previous fiscal year. Ronald H. Deferrari, the Company's founder and Chief Executive Officer, has not been granted options to acquire the Company's Common Stock since its inception. Executive officer stock option grants for the last three years are listed in the Summary Compensation Table. Similarly, bonus formulas are based on the Company's net earnings and revenues, instead of other measures of performance, because net earnings have a significant effect on the market price of the Common Stock.

      In May 1994, the Company entered into a three-year employment agreement with Ronald H. Deferrari, the Company's founder and former Chief Executive Officer. Pursuant to the agreement, Mr. Deferrari receives $150,000 in base salary per year and a bonus equal to 5% of the Company's net earnings, for each fiscal year during the term of the agreement, such bonus not to exceed $100,000. Additionally, Mr. Deferrari receives reimbursement for lease payments and other expenses related to two automobiles. In June 1995, Mr. Deferrari's bonus percentage was decreased from 5% to 3% of the Company's fiscal year net earnings. Mr. Deferrari suggested such decrease so that certain other key employees could receive bonuses without increasing the overall size of the bonus pool. In January 1997, the Board of Directors resolved to permit Mr. Deferrari's employment agreement to renew automatically, in accordance with its terms, for an additional three-year term. In September, 1998, Mr. Deferrari resigned as Chief Executive Officer, Chief Financial Officer and Treasurer of the Company. In March 1999, the Board of Directors re-appointed Mr. Deferrari as Chief Executive Officer. See Footnote (3) to the Summary Compensation Table.

      In May 1994, the Company entered into a three-year employment agreement with Ronald S. Deferrari. The agreement was amended in June 1995 to reflect Mr. Deferrari's promotion from Executive Vice President to President. Pursuant to this agreement, Mr. Deferrari was entitled to receive $160,000 per year in base salary, an annual bonus equal to 5% of the Company's fiscal year net earnings, such bonus not to exceed $150,000, and reimbursement for lease payments and expenses related to two automobiles. In January 1997, the Board of Directors resolved to provide Mr. Deferrari with a new employment agreement for a three-year term, with an increase in the annual bonus compensation cap to $250,000. In October 1998, the agreement was amended to reflect Mr. Deferrari's promotion to Chief Executive Officer, and to address the vesting of options granted under the Plan upon a change in control. Additionally, under the amended agreement, the Board of Directors resolved to remove the annual bonus compensation cap of $250,000. On July 19, 1999, the agreement was amended to extend the initial term of the agreement for an additional one-year period to January 21, 2001. In addition, the agreement was amended to reflect a change in Mr. Deferrari's annual bonus compensation to one-half of one percent (0.5%) on all system, spare parts and labor sales, to be paid quarterly, effective June 1, 1999, having a maximum annual amount of $250,000. Additionally, the agreement was amended to reflect that Mr. Deferrari's duties would be performed in St. Petersburg, Florida. See Footnote (4) to the Summary Compensation Table.

      Effective January 22, 1997, the Company entered into an employment agreement with Edmond A. Richards for a three-year term. Under the agreement, Mr. Richards is entitled to receive $146,772 per year in base salary and an annual bonus equal to 0.5% of the Company's fiscal year net earnings, such bonus not to exceed $50,000. On October 1, 1998, the agreement was amended to address the vesting of options granted under the Plan upon a change in control. On June 30, 1999, the agreement was amended to change the term of the initial agreement to a period of two and one-half years, terminating on June 30, 1999. In addition, the agreement was amended to reflect that Mr. Richards' duties would be performed in St. Petersburg, Florida. See Footnote (5) to the Summary Compensation Table.

      The Company entered into an employment agreement with Stacy L. Wagner for a three-year term, commencing as of January 22, 1997. The agreement was amended, effective August 19, 1997, to reflect Ms. Wagner's promotion to Vice President of Finance and Administration. Under the amended agreement, Ms. Wagner is entitled to receive $85,000 per year in base salary and an annual bonus equal to 1% of the Company's fiscal year net earnings, such bonus not to exceed $100,000, plus a monthly car allowance of $600. On October 1, 1998, the agreement was amended, to reflect Ms. Wagner's promotion to Chief

Financial Officer, Treasurer and Secretary, and an increase in Ms. Wagner's base salary to $100,000 per year. Additionally, the amended agreement addresses the vesting of options granted under the Plan upon a change in control. On June 30, 1999, the agreement was amended to change the term of the initial agreement to a period of two and one-half years, terminating on June 30, 1999. In addition, the agreement was amended to reflect that upon a change in control, if the term of the agreement has less than 18 months remaining, the term shall be extended so that an 18 month term remains from the time of the change in control to the end of the term. In the event that more than 18 months of the term exists as of the time of a change in control, there will be no change in the term. Additionally, the agreement was amended to reflect that Ms. Wagner commits to continue to perform her duties under the agreement for a minimum of 18 months after a change in control. At the end of 18 months after a change in control, Ms. Wagner has the option to voluntarily terminate this agreement without a loss of benefits, as if the Company had terminated the agreement "without cause". In addition, the agreement was amended to reflect that Ms. Wagner's duties would be performed in St. Petersburg, Florida. See Footnote (6) to the Summary Compensation Table.

      Effective October 1, 1998, the Company entered into an employment agreement with Jay N. Sasserath for a three-year term. Under the agreement, Dr. Sasserath is entitled to receive $112,800 per year in base salary and an annual bonus equal to 0.5% of the Company's fiscal year net earnings, such bonus not to exceed $50,000, plus a monthly car allowance of $600. On January 28, 1999, the agreement was amended to reflect an increase in the annual bonus equal to 1% of the Company's fiscal year net earnings, such bonus not to exceed $100,000. See Footnote (7) to the Summary Compensation Table.

      On July 7, 1999, the Company entered into a letter agreement with Robert
D. Anderson, Jr. Under the letter agreement, Mr. Anderson is entitled to an annual bonus equal to 0.5% of the Company's fiscal year net earnings, such bonus not to exceed $50,000. In addition, in the event of a change in control, the Company will guarantee Mr. Anderson's employment 12 months beyond the change of control date or at the sole option of the new owner pay Mr. Anderson through that date. In consideration for the salary continuance, Mr. Anderson agreed to perform his duties through June 30, 2000. See Footnote (8) to the Summary Compensation Table.

      SECTION 162(m). Section 162(m) to the Internal Revenue Code of 1986, as amended (the "Code"), prohibits a deduction to any publicly held corporation for compensation paid to a "covered employee" in excess of $1 million per year (the "Dollar Limitation"). A covered employee is any employee who appears in the Summary Compensation Table who also is employed by the Company on the last day of the Company's calendar year. The Compensation Committee does not expect the deductibility of compensation paid in 1999 to any executive officer to be affected by Section 162(m). The Compensation Committee may consider alternatives to its existing compensation programs in the future with respect to qualifying executive compensation for deductibility.


       The Company generally is entitled to a tax deduction upon an employee's exercise of nonqualified options in an amount equal to the excess of the value of the shares on the date of exercise over the exercise price. Such deduction is considered compensation for purposes of the Dollar Limitation with respect to options having an exercise price less than fair market value at the date of grant. Deductibility of compensation in future years to the named executive officers may be affected by the Dollar Limitation if they remain covered employees and exercise options in amounts which would result in compensation to them exceeding the Dollar Limitation in any year. As of November 30, 1999, five named executive officers, Ronald S. Deferrari, Edmond
A. Richards, Stacy L. Wagner, Jay N. Sasserath and Robert D. Anderson, Jr. held then currently exercisable options to acquire 560,000 165,000, 130,000, 117,500 and 25,000 shares, respectively, of the Company's Common Stock, with values based on the closing price of the Company's Common Stock as reported on The Nasdaq Stock Market of approximately $4,690,000, $1,381,875, $1,088,750,
$984,063, and $209,375 respectively. Mr. Richards and Ms Wagner also hold options to purchase 100,000 and 50,000 shares, respectively, which become exercisable on January 20, 2000, with values based on the closing price of the Company's Common Stock as reported on The Nasdaq Stock Market of approximately $837,500 and $418,750, respectively. Ronald S. Deferrari, Edmond A. Richards, Stacy L. Wagner, Jay N. Sasserath and Robert D. Anderson, Jr. each have agreed to cooperate with the Company in exercising their options so as to minimize any loss of deductibility due to the Dollar Limitations, however, no assurances can be given in that regard. Ronald H. Deferrari, the Company's Chairman, has not been granted any options to acquire the Company's Common Stock since its inception.


                                       Members of the Board of Directors:




                                       Ronald H. Deferrari, Chairman
                                       Anastasios S. Gianoplus
                                       Richard T. Heglin
                                       Lubek Jastrzebski

                                EXHIBIT INDEX
                                -------------


Exhibit No.       Description

(a)(1)            Opinion of CIBC World Markets Corp., dated December 20, 1999*

(a)(2)            Letter to Shareholders, dated as of December 27, 1999*

(c)(1) Agreement and Plan of Merger dated as of December 20, 1999, among Company, Parent and Purchaser

(c)(2) Form of Amendment to Employment Agreement between the Company and certain named Executive Officers

(c)(3) Confidentiality Agreement, between Parent and the Company, dated as of September 1, 1999

(c)(4) Termination, Noncompetition and Mutual Release Agreement, between the Company and Ronald S. Deferrari, dated December 20, 1999.

(c)(5) Tender and Voting Agreement among Parent, Purchaser and the Shareholders listed on Schedule A thereto, dated as of December 20, 1999

--------------------
*Included in the Schedule 14D-9 mailed to the Company's shareholders.